2023 REPORT

Oakland Roots and Soul Sports Club

Dear investors,

Hi, I'm Lindsay Barenz, president of Oakland roots and soul. I wanted to share a brief message with you, our investors.

Last year in 2023, we had a number of remarkable achievements. We launched Oakland soul and sold out all six home games. We qualified for the playoffs and were named the best new franchise in USL W-League.

Oakland Roots recorded our largest single-game attendance with over 6,000 fans. We signed two local soccer players from Project 510 who are now appearing in first-team games.

Game days at Cal State East Bay were fun, vibrant, and cash flow positive. We lost money overall, as expected, given the small size of the stadium, but our revenue grew year over year.

We graduated our first class of switch the pitch coaches and logged over 500 volunteer hours. Our community investment round was a big success, raising $3.1 million from over 5,000 people and we hope to create another opportunity in the future for more community members to invest.

Our biggest disappointment last year was missing the playoffs for the first time in our history. But we've made changes this season to improve our performance.

Finally, we're working on an agreement to play in the Coliseum in 2025, bringing Roots back to Oakland!

Thank you for your continued support. Together, we're building something truly special.

We need your help!

Investors, your support is crucial for our success! Come to our games and experience the electric atmosphere firsthand. Continue to proudly wear our merchandise, showcasing our brand wherever you go. Participate when we have a hands-on volunteer activity, like a community clean-up day. Talk with the leaders where you work to see if they would like to be a sponsor as well as bring a group of customers or employees to a game. Most importantly, spread the word about Oakland Roots and Soul throughout your networks and communities. Your enthusiasm can ignite support across the entire East Bay, helping us build a stronger fan base and attract new supporters. By

helping us build a stronger fan base and attract new supporters. By amplifying our message, you'll play a vital role in our mission to bring hope and unity to Oakland through the beautiful game.

Sincerely,

Steven Aldrich
Chair

Edreece Arghandiwal
Chief Marketing Officer

Mike Geddes
Chief Purpose Officer

Barney Schauble
Director

How did we do this year?

REPORT CARD

A-

☺ The Good	☹ The Bad
The Roots & Soul have built a trusted brand in Oakland, and made gamedays a can't-miss experience with world class ratings	Stadium instability: Roots and Soul played in four stadiums over six years, potentially impacting fan experience and team operations
The Soul continues to succeed. In its second season, the team made the playoffs (again!) and sold out all home games	The Roots did not make the playoffs in 2023 but are currently in 3rd after an early season coaching change
We engaged the community: launched the Foundation, started the Oakland Coaching Academy, contributed 500 volunteer hours	Slower revenue growth: Total revenue has grown year over year but only a little between 2023 and 2024

2023 At a Glance

January 1 to December 31


$$$$

$4,063,284 +8%
Revenue



-$10,118,284
Net Loss


IOU

$2,144,981 +67%
Short Term Debt



$21,369,009
Raised in 2023



$738,994
Cash on Hand
As of 08/ 8/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$3,775,068
-$9,946,863
$4,063,284
-$10,118,284
2022
2023

Net Margin: -249% **Gross Margin:** 93% **Return on Assets:** -111% **Earnings per Share:** -$10.88 **Revenue per Employee:** $81,266

Cash to Assets: 9% **Revenue to Receivables:** 2,013 **Debt Ratio:** 129%

ORSC_Financial_Statements___Audit_Report-_Final_executed.pdf

We ❤ Our 5,231 Investors

Thank You For Believing In Us

Mondray Gee
Richard M Santay
Noor Gaal
Kevin Mcnamara
Sudhanshu & Chitra Jain As...
Steffon White
Nathan Hackett
Edwin Ortiz
Zach Holman
Jo Ann M Gibbons
P.A. Takhar
Dr. Johan Nowack
Cassidy Sanchez
Rohan Bollareddi
Brad Maikranz
Yaffa A
Edward Frank
Tom Timmerman
Justin D. Hein
Adrian Najar
Christopher Ewing
M James
Kris Tampol
Edgar Ricardo Vega
Dr. Akilah Cadet
Audrey MacLeod
Julayne And Clayton
Anthony Warnack
Chad Mabery
Kevin Perkins
Christopher Babel
Omid Mehdavi
Ashlee Gutierrez
Elisha McDuffie
Niema Jordan
Adrien Salomon
Liliana Herrera Gutierrez
Hal Gordon
Ruthie Bolton
Edward Arnold
Sal Acevedo
Nathaniel Jue
Robin Coxe
Edilsar Melendres-Gomes
Giles Walger
Libby Schaaf
Giovanni Casas
Eric Warden
Richard Kim
Daniel Hagedorn
Rodny Suspeñe
Richard Nunez
Nick Galano
Andrea Murray
John Tice
Ashish Patel
Joe Ciesinski
Juan Jose Rodriguez
De De Tillman
Ahuitz Romo
Viridiana L Aguilar
Michael Duarte
Matt Levy
Adrien Moritz
Veronica Nava
Leticia Renderos
Jessica JALLORINA
Leonardo Palencia
Ana Garcia
Jonathan Calloway

Herman Lee Spencer
NFT Print Shop
Andre Harrell
Marcus Mendiola
Beverly A Kittrell
John Granville Fisher
Sachin Agarwal
Brooke S. Richman
Anneliese Olson
Tristin Chambers
Michael Solomon
Barron Caster
Ash Kumra
John DiRico
Andrew Terry
Stephen D Butler
Neil Egan
Megan Koval
David Anderson
Carlo Gaabucayan
Adriana Pinedo
Jason Bredbury
Amy Pivo
Edreece Arghandiwal
David Peters
Richard Shirk
Jeff Sugimura
Deepak Raikar
Quiana Hawkins
Mark Porter
David Ramirez
Sean Winner
George Leslie-Waksman
Lindsey Jones
Caleb Zigas
Bay Area Sports Tv Business
Daniel Summerhill
Aminah Elster
Jorge Reyna
Sterling McGarvey
Adolfo Riedel
John Estalilla
Russ Lipkin
Joseph Anthony Cañas
Orion Cassetto
Yolanda Stenhouse
Sara Rankin
Loren Kayfetz
Jesse Miner
Bryan Valadez
Mike Stavrakis
Rafael Vargas
William Johnson, IV
Patrick Neve
Seth Olyer
Elizabeth Smith
Jean Richardson
Jennifer Pan
Pete Sittnick
Oliver Browne
Charles Mogen
Emmanuel Gomez
Aiyana Knowles
Aaron Esquivel
Anton Wright
Alex Schafran
Mussi Abraha
Jose Raul Miramontes
Christopher Paul
Kelly Lynn Jackson

Re Becca Suits
Jeff Balaguras
Juan LOZANO
Maximilian Seedorf
Rosa Rodriguez-Flores
Abraham S Massil
Melyssa Mendoza
Mark Strahl
Nico Tuason
Johnson Hor
Scott Seaborn
Vance Jarrette Primus
Armando Rafael Foster
Frederick Espy
Aldo Garcia
C Ruiz
Jeremy Melton
Kevin Powell
Sarah Levantine
Bill Ben Hackett
Sean Robinson
Samad Hinton
Skyler McCormick
Joel Lohner
Gavin Cottrell
Joel Geldermann
Karl Norambuena
Francesco Sardo
Maria Sandoval
Damon Durbin
Jean Quan
Andrea Lepore
Victor Fernandez
Katie Nailos
Alphonso (Tucky) Blunt Jr
Cindy Sacramento Enriquez
Berdell Lindsey III
Mahal Almanzor Caraher
Roberto Pagan Jr
Aziz Dieng
Christopher Doi
Darius Wade
Collin Vataha
Michael Smith
Natalya Pemberton
La Wanda "Honey" Smith
Kristin Allen
Karen A Windham
Hassan Muhammad
Jamie Knight
Zane Ellis-Rector
Arjun Rai
Sonia Ramirez
Carlos Aguilar
Tanya Holland
Randall Tanner Schram
Katie Nyhan
Arturo Avila
Jerome Atendido
Francis Ranstead
Larry Carr
Maria Chavez
Kevin Perez
Rahul Devaskar
Jennifer Brodie
Andrew Kramer
Daniel Willis
Annie Wanless
Rafael Vargas
Courtney Bean

Blossom Toussaint
Alicia E Knox
Conrad Brooks
Lateisha Hayes
Keith Moore
Sam Greos
Erin Webb
Tina Gagne
Fredrick Mathews
Rafael Casares
Afolake Sawyerr
Jasmine Maletta
Don Curtis
Roderick Herron
Stuart Berman
Michael Campbell
David Reiman
Nicholas Fecci
John Yi
Paul Picazo
Ashvin Nair
Maximilian Contreras
Natalie Foster
Sean Peters
Max Knott
Mikey Aburamadan
Martha Hernandez
Rick And Lisa Ellis
Masi Huturi
Andrew Sandler
Charlie Rebich
Hortense Neu
Lucas Jennings
Zachary Lerman
David Wilson
Rafael S Caracol III
Chandler Miller
Manish Singh
Hellen Mbithi
Donnie Nicholson
Alexander VERCELLI
Robert Barber
Richard Quintana
Zachary Ferguson
Monica Hernandez-Juarez
Christopher MULVEY
Christopher Vestin
Christian Free
Oscar Mikofski
Rob Shashoua
Brian Haynes
Jeff Schwartz
Shauna Harrison
Joan & Nicholas Miller Miller
Adam Miguel
Humberto Rocha
Andrew Razanauskas
Jesekah Loggins
Genora Givens
Michael Auerbach
Juana Judith Davila
Miguel Plancarte
Gina Vargas
Noli Valera
Sayed Azimi
Nik S
Jabari Gilbert And Latrice...
Farrah Majali
Kate Lewis
Sherlyn Patrice Wilson

Matthew Schartow
Fred Mcwhorter
Woodrow Wilson
Jerry Marbury
M T
Gary L. Frazier
Elmer Diroy
Chris Lustrino
Rob Jacques
Aminifu Bektemba
Patrick Golden
Travis Holden
Acacia Blasian
Cynthia J Melgoza Canchola
Don Do
Reginald Sinkfield
Jenna Meyer
Hendra Tambunan
Aaron Picadash
Stelanie Lu Vetta Marshall
Kevin Brown
David Taylor
Lashawn Jefferson
Scott Bettencourt
Sammy Florencio Gutierrez
Z N
Alscott Shirley
Nathan Hearns
Samira Saffa
Jonathan Medeiros
Daniel Farrow
Matthew Serna
Jason Bechard
Victoria Kolakowski
Footys Finest
Nathan Montez
Mario Hernandez
Jolanda Dowell (Pete)
Steve Bitker
Ta Juanna Taylor
Vetra Davis
Valentin Oson III
Jodie Tonita
Khari Leno
David Hodul
Isaul Centeno
Scott Cracknell
Jonathan Velasquez
Korey Sop
Lyndsay Avalos
Michael Nguyen
April Crosby
Rajan Narang
Christian Bermudez
Deep Chadha
Jared Joiner
Shdhdh Lopez
Lauren Clayborne
Arka Rai Choudhuri
Jesus Alonso
Bahar Monawer
Philip Lonsdale
Joseph Nguyen
Laura Orantes
Ricardo VEGA
Benjamin J Poole
Benjamin Elizalde
Michael Mouton
Meredith Rupp
Aaron Nebres

Craig Jonas
Gabrielle Bates
Randolph Belle
Marco Taylor
Violeta Latorre
Michelle Bicey
Mariela Cedeno
C Prescott
Gina C Tomlinson
Joseph Hernandez
Beverly Van Pelt
Ricky Tyree
Matthew Tripp
Brad Mendelson
Shawn Flynn
Suhas Patil
Benjamin Koll
Tim Swartz
Burton Melius
Hugh Molotsi
Brianna Russell
Romel Pastores
Jenny Linton
Mehmet Karaca
Jared Guzman
Momota Egawa
Rob Rokoff
Bruce Reyes-Chow
Joey Glenn
Elisha Nichole Greenwell
Laila Ibrahim
Jay K
Chad Bertrand
Stephanie Martin
Logan Kremer
Jarel G
Asif Ali
Taylor Nichols
Salim Reza
Sergio Castillo
Shabnam Khadka
Leonardo Lindo
Oscar Martinez
Erika Bornstein
Juan Carlos Leyva
Omorie Mckell
Priyatham Kommula
Shanitra J Brinson
Walt Jacobs
Casey Hultin
Maria Juarez
Rita Ramos
Jaime JOHNSON
Matthew Stasi
Heather Bourbeau
Steven Deutsch
Ravi Mukkavilli
Christian Morgutia
Peter Chung
Jeremy Shea
Alexandra Rodriguez
Nate Velasquez
Omsri Bharat
Dennis Santiago
Erin Johnson
Kenya Wheeler
Sacha Singh
Desman Miranda
William Medrano Gutshall
Peter Cung

Adrian Gomez
Claudia Leon
Robert De Wolff
Matthew Charles Petrik
James Patereau
Morganne Beck
Tobiasz R.
Mark Garcia
Denise Wilson
Jesse Zitrin
Katherine Iannucci
Leonardo Zenón Barrón Carmona
Kenyon Ebert
Joseph Oyasase
Eric Kho
Andreas Ferreira Cluver
Charmin Roundtree-Baaqee
Matt Julian
Carl Ganz
Fred Lonsdale
Robert Dietrich
Noah Salzman
Tyson ROSS
Jamie Flaherty Evans
Craig Imlach
Dannylo Ayllon
Chris Cashin
Beverly Needham
Jenn Diamond
Franklin La Pointe
Stephanie Rodriguez
Claire Lyons
Sheren Kumar
Elecia Garrett
Shannon Laliberte
Lindsay Kinsler
Chad Stone
David Corey
Jennifer Schindel
Neal Adams
Mark Jacobs
Chris Booker
Colleen Ryan
Shane Culson
Anthony McQueen
Vincent Kinney
Chris Scott
Joe Chojnacki
Steven Harlow
Josh A
Charles Carlson
Nikki Lark
Maria Dioselina Pelayo Guzman
Jesse Lofland
Benette Flores
Jennifer Rose
Sarah Harley
Michael Castle
Tim Rohr
Reanna Couts
Aldo Bermudez
Jimmy Arriaga
Hal Williams
Julio Cesar Quijano Sr.
Greta Billinger
Michelle Shoffner
Terry Buller
David Hadani
Scott Hendricks
Ryan Kogelman
Rita Lewis
Jefferson A
Durrell Woodard
Nicholas Boos
Erica MacLeod
Terry Wong
Shontele Harrison
Roberto Lascon
Abbey And Tony Leonard
Daniel Desmond
Rogelio Rodriguez
Alexandro Dixon
Yvonne Wu Craig
Norma Layton
Janessa Harmon
Fernando Guzmán
Kelly Fujimoto
Eric M DeSousa
Cb Smith-Dahl
Molls Rider King
William Zuniga
Jim Schaufele
Randy Bautista
Miles Makdisi
Dominic Mora
Rosalind Vega
Jonathan Chang
Nicholas Costanza
Madeline Tien
Juan Montellano
Camryn Taylor
Jonathan Gutierrez
Roma Silvestre White
Jack Dwyer
Joseph Thomas
Noah Scott
Valerie Threlfall
Matthew Powell
Ryan Yohler
Adan Penuelas
Danny Emerman
Melissa Cadet
Courtney Torres
Enrique Garcia
Shaun Webb
Douglas Hirschman
Brian Lozano
Alexandra O'Pecko
Max Pringle
Alexis Catt
R. Solomon Gonzales
Jessica Trubowitch
Paul Chinn
Rebecca Mendenhall
Zoe Ellis
Tonya Shipp
Sharon Cravanas
Arjang Sohrabi
Allan Ng
David Ainsworth
Curtis Eattock
George Syrop
Kevin Alegria
Colm Gallagher
Carlos Barrett
Adam S
Darryll Whittle
Ravyn Tyler
Caleb Greenberg
Daniel Zizmor
William A Beckerman
Spencer C
Rianna Bensing
Hector Bosa
Sylvia Shipman
Stephanie Cheung

Kirubel Getachew
Steven Lara
Nica Campbell
Caesar W. Lawrence
Kyler Chel Svendsgaard
Zachary Wilkinson
Indoor Soccerdrummer
Jasmine Dawson
Kal Schonewels
Vincent LaRosa
Roman Mars
Nap Ba
Malissa Blake Mollberg
Ryan Nocon
Richard Rowinski Jr
Carolina Santiago
Ed Chui
Antonio Dorado
Kristen Matia
Jaime Aguilera
Kingston Lee
Amir Azad
Katinka Barton Kapur
Nevin Inthirath
Lani Krantz
Ruben Ortiz III
Virali & Nupur Modi-Parekh
Michael Hoosier
Tamara Blackley
Nathan Peterson
Peter Myers
Amy Wehner
Emmanuel Jarata
Maria Villegas-Hoppe
Larry Foster
Bill Palmer
Chris Hobbs
Katie Levinson
Everett Morgan
John De Motto
Alex Torres
Kaipo Young
Mark Reading-Smith
Arthur Hoffman
Shelley Crowell
Marc Boivin
Stephen Dunkle
Christopher Mortweet
Katrina Martin
Adan Alonzo
Berto Alvaro
Steven Evans
Justin Horner
Wafaa Koussa
Minni Sandhu
Nina Senn
Daniel Schulman
Bert Castillo
Mike Bott
Chris Da Silva
Ruby Tril
Katherine Brown
Amanda Jocelyn Klein
Arlene Fischhoff
Deanna L Paraz
Kayla Lewis
Mark Laber
Neil Robson
Charles Allen
Philip Gaul
Teddy Applegate
Jenna Gerry
Eric Bahn
Eugene Clancy 3rd
Paul SWIFT
Dianor RONALD
Juliette Moore
Colin Terwelp
Renee Monte
Manuel Velasco
James Emerson
Douglas Zanger
Imteaz Siddique
Evan Seto
Emma Sutton
Blanca Borden
Sandra Campbell
Nikki Bi
David Blackwell
Andrew Munger
Alan Osmar Ramirez Suastegui
Marshall Deutz
Dylan Mengell
Glenn Van Straatum
Lee Zimmerman
Moises Vega
Lauryn Valerio
Robert Reed
Alexander Gene Tran
Chris Walker
Shane Dosch
Perla Juarez
Bella Rivera
Philip Woodworth
Anthony L Antonio
Brittany Chenier
Matthew Davis
David A.Paz Rivera
Prishni Murillo
Nate Black
Diana Munoz
Kevin Korn
David Sousa
Sergio Madrigal
Paul Roma
A Novenario
Jacky To
Amy Scanlon
Loic Comolli
Matthew McHugh
Ellen Kaufman
Kadin Kracke
Adam Proschek
Matt Hawkey
James Turk
Maureen O'Callaghan
Brendan Sullivan-Sariñana
Ryan Santos
Daniel Rogers
Jon Rosenberg
Connor McDevit
Haris Obic
John Raymond Driscoll
Carolyn Moore
Francisco Romo
Aaron Lindenberg
Rebecca Carcano
Larry LeJend
Milan "Deder" Knezovich II
Jacky Ng
Pierre Lee Alexander
Kortney Shannon
Patrick Schrickel
Larissa Wong
Jennifer Gong
Philip Poser

Barrie Bulmore
Chris Fowler
Rachel Anderson
Rachel Luna
Dylan Sesco
Crystal Nicole Davis
Olguin Caban
Sam Kalnell
Jose Beltran
Rob Lamb
Stephen Naventi
Reggie Johnson
Mads Lillelund
Kevin Yu
Dylan Wright
Sarah Sullivan
Kris Smith
Joan Columbini
Jennifer Krikava
Doug Boccignone
Tom Adams
Arman G
Laura Hinton
Billy Manning
Thomas Nichols
Tahoe Lillelund
Dion Bourque
Azaam Algahim
Desmond Rodrigues
Perrin Meyer
Megan Bezzant
Wesley Mac
Nikki La
Nicholas Elster
Robb Roberts
Will Frohnhoefer
Mario Capitelli
Daniela Mesa Garcia
Melissa Hughs
Valeria Mejia
Audrey Roderick
Joe Starkey
Audrey Molina
Caroline Kim
Noah Kramer
Chris Menne
Robynne LaPorte
Brian Guth
N. M. Kerr (nmkerr)
Ivan Torres
Darryll & Lauri Whaley
Jesse Gonzalez
Michael Gradillas
Brenda MILLER
Milton Palmer
Glafira Marcon
Melanie Aguilar
Ann Castro
Jennifer Lau
Horacio Sornia
Rebeca I. Torres
Samuel Baldwin
Jonathan Klein
Diana Flores
Tina Marino
Leanne Y Keres
Ross Stewart
Jennifer Fielding
Sonia Kriz
Robert Burton
Casii Robrahn-Washington
Shane Carney
Christian Martin
Francisco J Ramirez
Jeffrey Embleton
Brian Korpics
Josh Volponi
Roscoe H Moon III
Ben Heaton
David Velez
Delores Smith-Johnson
Harry Oei
Sal Agredano
Samuel Weiner
Mario Benitez
Marc Carrasco
Thao Ho
Rozalyn Donner
Cyrus Armajani
Cynthia Kuo
Lanisha Russ
Maria Schaufele
Ana Ahio
Brandon Belford
Ryoko Morikawa
Kenny Lauer
Adrian P Merry
Marcus Nunes
Felix Anaya
Nicky Leach
David G Lewis
Luis Garcia
Jenee Darden
Ray Hua
Amy Chen
Ryan Barnhart
Darryl Washington
Tj Casto
Anna Burke
Carroll Fife
Joel Ritschel
Hiwet Tesfamariam
Beatriz Gomez
Brian Krawez
Joseph Chroston-Bell
Joseph Fuller
Bart Wright
Jennifer Porcinito
Jon McCarthy
Doug Mendoza
Monica Strosina
James Allard
Swen Ervin
Ivy Turner
Javier Rebollar
Susana Villegas-Rodriguez
Glenda Lewis
Vicki Smith
Jack C Reuter
Joe Silva
Kate Freudenberger
Joe Oh
Tanya Ishiguro
Jose Sanjuán
Joe Ratto
Tom And Corinne Smith
Janette Espino
Colin Le Duc
Sandi Nichols
Nnamdi Jogwe
Lesley Casto
Carl Stromsness
Simon & Emilie Baker
Antonio Clancy
Jake Cooley
Billy Deitch

Andrew Brown
Meghna Majmudar
Nathaniel McCoy
Adolfo Rivera
Elizabeth Falkner
Stephanie Martin
Lisa Blakey
Mark Strahl
Robert Walker
Aaron Rubardt
Scott Klein
Dudley Thompson
Isabel Cruz Santiago
Kevin Florian
Kai Chang
Nisha Dwivedi
E Gilliam
Rafael Garcia
James S Konluto
W Cooper
Bryan Hillebrandt
Star Wolde
Sarah Eslyn
William Chester
Lynn Bravewomon
Candice Elder
Parin Patel
Cesar Cortes
Michael Weinberg
Alondra Alvarez
Jennifer Palmer
David Schlosberg
Azania Dunn
Phil Green
Michael Loh
Zerahiah Jackson
Shannon And David Hawkins
Monica D'Angelo
Brandon Meins
Nora Scally
Matthew Sills
Thea Heffernan
Becky Bird Grigsby
David Jones
Brandon Garcia
Allison Greene
Rieko Langford
Charlie Deterline
Delano Willis
Miranda Perry
Sam Johnson
Erika Green
Michael Shaw
Bryan Deierling
David La Porte
Cristian Padilla
Karen Shaver
Stephen Waterman
Stacy MacCready
Mark Locey
Jesus A Fletes
Deborah Joyce Williams
Rocio Castanon
Mirella Almaraz
Shannon Tracey
Roberto Vecchiarello
Ilene MILLS
Brandon Backman
Jeanette Tanne Miller
Gary W. Plass
Antoinette Peabody
Joey Realegeno
Mia Monroe
Odiaka Gonzalez
Garry Guyan
Jamal Muhammad
Steve Buhagiar
Thea Buchanan
Casartelli Michele
Claude Henry Blair
Ladonna K SHUTTLEWORTH
Hillary Murphy
Harvey Salazar
Leslie Lethridge
Christopher Dobbins
Amy Nguyen
Javier De Paz
Alison Yama
John Ramos
Mandela Bliss
Jason Hirschton
Allen Yares
Melissa Bell
Adam Liss
Mario Mojica
Stephen McCrory
Eric Huppert
David Juarez-Gonzalez
Cole Sherry
August Beucke
Maria Nava
Barbara Williams
Madeleine Maguire
Halima Nobles
Joi Garlington
Christopher Scattterday
George Alajaji
Jalani Sanders
Jennifer Gregson
Matt Tillman
Mark Andress
Joe Tartoni
Billal Jamshady
Eric And Renee Unti
Christopher Gross
Charlie Hite
Favio Solares
Kristine Guevarra
Luis Reyes
Sherina Criswell
Luis Cardona
Vanessa Vaughn
Heather Anderson
Carlos Raiz-Anaya
April Ramos
Craig & Christen McFarland
Nalungo Mwanga-Conley
Tom McClure
Anthony Kim
Charles Ciciretto
Kay Williams
Ben Verhoek
Charles Lucas
Jordan Edwards
Felix Torres
Kirk Sylvester
Alexander Greenlee
Mamie Quarmyne
David Ortega
Kenneth Seals-Nutt
Claudia Harrison
Thomas Shin
Kim Ayers
Wendy Sayan
Elliot Hinricher
William Cheung

Ian Crosby
Xochi Jackson
Andy Pratt
Heather Fralich
Thomas Ventry
John Rhone
Yash Bazian
Tony Banuelos
Jamie Kozono
Jennifer POPE
Ahmad Al Samman
Bryan Lee
Irving Picou III
Juan Richardson
Wayne Montague
Armando Chavez
Alexandra Altman
Clive Worsley
Krzysztof Rogala
Jordan Powell
Taylor Jaszewski
Jennie Kay
Lindsay Gunderson
Arturo Hurtado
Greg Conrad
Pete Lunt
Nikki Lowy
Mike Chupo
Nicholas M. Burns
Alexandra Desautels
Rigoberto Palacios
Todd Tokubo
Theresa Tanzillo
Chris Bowerbank
Taboka Velempini
Perfect Soccer
Shelley Chen
Edgar Echevarria
Jill Hodges
Teresa Pon
Steve Stevenson
Dave Sick
Tim Kelly
Robert Nelson
Sharon Hammond
Sandy Yip
Christopher Fischer
Diana E Reyes
Ariana Casanova
Sebastian Starrett
Stephanie Adamson King
Kevin McNamara
Carrie Marx
Jose Alvarenga
Duncan Essex
Jerome Gayle
Matt McInerney
James Barolo
Jene Levine Snipes
Zabi Zafari
Dedria Smith
Paul Tauber
Julio Cesar Quijano
Cyan Daligdig
Ben Nathan
Hugo Velazquez
Kenneth Arrington
Ob Chadwick
Sophia Spitulnik
Holly Baumbach
Dennis Meraz
Devon Comito
Nina Nefertari Monroe
C C
Stanley Jones
Wendy Reeves-Hampton
Keith Markbreiter
Rossetti Farrell
Michael Holman
Emily Klein
Cindy ESKRIDGE
Anthony Jackson
Jose Prado
Tanya Davis
Nikkita A Edwards
Lote Thistlethwaite
Ian Root
Sarah Frankfurth
Tim Norris
Haley Zeiger
Nathan Naze
Brandon Puc
Mark Leeper
Kimberly Morini
Brightstar Ohlson
Mani DRAYTON
Trevor O'Connor
Henry Ajayi
Alicia Walshin
Sean Ballon
Catarina Silva
Anthony Leong
Drew Balthazor
Stacey Rodgers
Eric Deleon
Lenny Yee
Javier Franco
Seth Frankenthal
Alecia Martin
Angelica Garcia
Adam Fraser
Alex Manning
Dewayne Walton
James McAuliffe
Maria Opeaye
Linda Rodrigues
Eva Allen
Jennifer Anolin
Annette Fago
Noelle McGahan
Jill Fracisco
Cory Fischer
Aj DeStasio
Robert Iniguez
Amy Boyle
Thomas Mariscal
Julia Moriarty
Dunstan YIN
Malcolm Frederick Nagan Rowe
Charles Lin
Brayden Presley
Corinne Elizabeth Allen
William Gray III
Marco Peña
Star Stevenson
John Gullett
Renee Marx
Candice Wiegand
Scheryl Dugan
Kim Johnson
Keely Wachs
Eitan Marder-Eppstein
Francois Singer
Jonathan Arnold
David Zunzanyika
Tom Allen

Kristina Mariscal
Imani Johnson
Stacy Leier-Valentine
Fayro Johnson
Alex Naughton
Mark Levin
Ryan Jones
Ian Love578
Erick Andrade
Anthony Steele
Donte Watson
Ezra White
Alex Love
Kuanmei Huang
Kyle Benner
Michael J Geraghty
Damon Hom
Karin Foust
Phillip Meylan
Bonnie Boccignone
Katherine L Parenti
Natalie Martina
Aaron Gaspard
Laura Mendez
Nicholas Nizibian
Scott C
Brendan Rawson
Scott Beaton
Paul Thomas
De Spencer
Terry Sadler
Jen Anderson
Nakita Porter
Christopher Brent Colburn
Jessalynn Black
Mark Nicholas Mullicane-Rand
Thaddeus Wozniak
Paul Vassar
Vishal Shah
Matthew Fitzgerald
Arif KHAN
Daniel Senter
Asher Hoffman
Pete Cushman
Jennifer Durrah
Jolaunne Dempsey
Manik Rathee
Diego Alonzo
Dylan Kittle
Bryan Granum
Diego Pontoriero
Juan Jose Arbocco
Analucia Silva
Billy Kerr
Colleen Kennedy
Viviana I. Padilla
Samantha Ocena
Jody Garcia
Luis Magallon
Samantha Wise
Nicholas Calabia
Theo Klein
Adam Hazel
Monica Mendoza
Jonathan Adams
Erica Dunkle
Miguel Chavez
Comedian Mark Richardson
Monica Villa
Christie George
Edward Sullivan
Cara Hennessy
Amina Aset Monroe
Christopher Garland
Leslie Hubbard
Sunil Kurup
Charlie Smith
Megan Parker
Gabriela Rodas
Jacqueline Houlton
Daiana Macedo
Jackie Jefferson
Ernest Mark
Mark Lowman
Erik Scherer
Tony Bush
Jesse Hynes
Anthony Broadley
Steve Re
Steve Dito
Patricia A Fears
Mary Richardson
Ian Salter
Alex Francisco
Jana Cain
Richard Gst Zitrin
Greta Wollenman
Bryant Kilgore
Patricia Gervasio
Dominic Barroga
Pamela Arneson
Maureen Fitzgerald
Ezequiel Ramirez
Archie Roberts
Juan Garcia
Nathaniel Otto
Taut Scott
Valerie Carol Landry
Ian Groulx
Yacine E Bell
Maddy Phillips
Charles Wollin
Gisselle Castillo
John Fuller
Oden Connolly
Bolthar Garcia
Sara Green
Pat Burrows
Rob Ybarra
Global Citizens S&D A
Chantel Cain
Sarah And Joshua Levy
David MAGALLON
Ray Fullerton
Nikki Garcia
Brad Love
E. M. "Angel B" Carney
Rony Prieto
Bryant E Townsend
Madison Moen
Paul Lai
Lee Ribeiro
Kyle Brooks
Steve Richmond
Jeff Mitchum
Stephanie Dougherty
Keith Inchierca
Jeannette Mizono
Luis Gutierrez
Marcelo Vaz
John Burgess
Katie Branagh
Sky Kinsman
Dana Deponzi-Haas
Elizabeth Quade
Jose Segura

Carlos Hanze
Glenn Poppe
Daniel Flynn
Machu Latorre
Marquece Beck
Raniel Cruz
Fernando Mendoza
Eric M
DJ D Sharp
Xavier Brown
Dave Linton
Mayelee Watts
Mark Geniza
Melinda Bimberg
Eve Gordon
Nate Alvarez
Daniel Sanchez
Sasha Torres
Marcos Vega
W H
Nima Seyyedin
Eric Nogues
J. Mena
Tommy Wehrley
Darin Lounds
Bre Peters
Michael Humphrey
Fengze Yeh
Jamie Brandl
Harris Tomlinson-Spence
Brian Moroney
Sean O'Shea
Richard Howarth
Joey Mintz
Anthony Rios
Max Margolis
Michelle Verdon
Juan Gonzalez
Michael Stevenson
Holly Carter
Ramon Ramirez
David Sternberg
Maryam S
Jacob Grant
Corey Dishmon
Pax Mollak
Wanda Benson
Alta Monroe
Thomas Cloyd
Chris Hernandez
Jesse Rosales
Karen Gonzalez
J C
Andrew Cheveres
Angie Gonzales
Jn F
Victoria Larkowich
Rob Mayeda
Lisa Chu
Jenna Gardner
Barry Weinmann
Matthew Papes
Jason Willer
Allison Brecklin
Lisa Stirling
Clarence Addo-Yobo
Keith Wright
Cynthia Billops
Christina Becker
Ritu Raj Sharma
Allison Weith
Lizzie Jean Coyle
Lopa Pandya
Mike Bielski
Brandon Thompson
Lee Plott
David Shields
Octavio Prieto
Blaney A Mata
Ashton Richards
Ian Bauer
Kelsey Reid
Shaylah Ellis
Angie Bryan
Zeke Goldsmith
Albert Romano
Samantha Flammer Shaffer
Ashley Fernandes
Charles Flanders
Linda Bodley
Yasya Goretsky
Sean Duckworth
Ryan McGrady
Matthew Harray
Kirby Ung
Gustavo Guerrero
Isabel Ouziz
Lea Glick
William Barahona
Kristin Morch
Darrow DeLuca
Carlos Murillo
Michael Dorigoni
Suhayl Ramirez
Heather Moore
Gordon Lee
Alexis Parker
Stephanie Schaudel
Erik Reitmeyer
Andrew Totaro
Marietta Arroyo
Michele Leavy
Weston Thornburg
Sarah Barnard
Nico Lopez
Antonio Essex-Lettieri
Galen Wilson
Rick Jacobus
Shomari Carter
Jeri Snyder
Charlie Nobile
Nicola Austerfield
Jack McFarland
Saville Seagraves
Julio A. Cardona
Anna Lijphart
Arvind Singhal
Stephanie Warner
Anthony Pearsall
Lisa Donoghue
Calvin Sharp II
Cory Martin
Raymond Stokes
Medhen Mamo
Priscilla H
Kimberly Rucker
Pablo Pena
Hew Wai Meng Jonathan
Allyn G. Hall
Jordan Baker
Christian Niles
Sebastian Sam
Christian Cervantes
Zee Spencer
Marella Pedersen
Pacquin Dwyer
Brian Strong
Juan J DIAZ
Kirk Yamamoto
Adam Neary
John Marovich
Jesse Pollak
Marco Schmoecker
Boris Shimberg
Mario Morales
Agustin Rodriguez
Z EB Edee ROMINE
Derek Weatherly
Madison Vestergaard
Erich Plate
Brittany Gropp
Miles Goodman
Emily Yette
W&M L
Tom Tsinas
Ernest S Chan Jr
Jesus Sanchez
Antonio De Wolk
Kasey Shafsky
Paige McIntyre
Louise Anderson
Ceara Lafferty
Walker La Follette Wright
Eileen Trieu
Ferdinand M Comayas
Gabrielle Saponara
James Austin
Annette Lowery
Chase Heslop
Jerry M Watson
Joseph Pinkerton
Matthew Furuzawa
Zach Murphy
Dipankar Ghosh
Jaymie Lollie
Josh Jogwe
Marcelino Ramos
Dafne Simjee
Eckart Graeve
Troi TOMASI
Marco Esteban Padilla
Tracy Ross
Philip "Fedugaler" M
Jorge J
Craig Paras
David Simpson
Lucy Mills
Martie Muldoon
Bharat Mittal
Calen Carr
Francisco Reyes
Omer Friedman
Zach Gobst
Zaby Bongiovanni
Bharanidharan Seshan
Randy Rae
Mary Beth Kaufman
Shelly Kraft
La Runda Willis
Rob Haff
Reginald Young
Rasul Muhammad
Yong Oh Chung
Janet Ceja-Orozco
Daniel Dominguez
Jason Coelho
Lisa Fahey
Jonathan Lopez
Miguel Becerra
Trish Powell
Geoff Butterfield
Tom Mcelholm
Luz Leal
Aidan Sterling
Benjamin Blakely
Ryan Manka-White
Sutton Bennett
Sharon Safianoff
Aishwarya Krishna Iyer
Lewis Bichkoff
Victor And Susan Meinke
Owen Reynick
Daniel Newman
Eric Williams
Mark Takaro
Manuel T Perez
Mandy McGrady
Josh Nelson
Sunny Tsou
Courtney Visstrong
Jonathen Keeton
Rebecca D Tarvin
Jonny Rami
David V Thomas
Dana Constance
Jennifer Easton
Christian Vazquez Gomez
Will Clifford
Adrian V
Nick Cawthon
Katelyn Wood
Nicolette Di Vecchio
Arihant Jain
Anton Lenke
Josh Richards
Ben Koo
Gary Quan
Torin Holland
Kathryn Han
Meredith Fay
Casey Federico
La Tray Tillman
Michael Keinath
Nicholas Klimberg
Rhieanne Saunders
Austin Freeman
Paris Pinkney
Megan Jensen
Jack E D'Angelo
Katie Reed
Bob Williams
Jordan Walker
Luis Garcia
Peter Jablonski
Jeffery Pettyjohn
John Mckenna
Eliza Pierre
Christian Denny
Chris Heller
Whit Chiles
Maria Webster-Longin
Henry Rivas
Kent Wagenschutz
Judith Scarpelli
Eliot Madrid
Darwin Elizar
Robel Fesehaye
Neema Mahdavi
Demetris Papaiacovou
Kai Widera
Amy Janet Scott
Rigoberto Partida Cardenas
Dane Justin Stuhaan
Wanderlust Content Studio
Owen Keogh
Jon Pasquini
Javier Silva
Loretta Strickland
Judy Cardiff
Amanda Jardim
Julio Munoz
Thayer Rosenberg
Steve Stilson
Henry Lavado
Luke O. Nwizu
Bradley Moore
Noah Merl
Desiree Haynes
Javier Aceto
Ryan Sumida
Toni Mason
Kathryn Clark
Isaac Kos-Read
Alex Wehrley
Kassiana Wade
Leigh Lindenbaum
Anthony Perez
S. Julia Po
Eddrick Jerome
Mario M. Choi
Mindy Yee
John Wagner
Ahmed Almatrooshi
Meadow Holmes
Ben Becker
Gabriel Valtierra
Minnie Sudarsanam
Sabrina Mutukisna
Melissa Le
Noel McCann
Will Orregonovoa
Jumpin' Gymsters
Kevin Nguyen
Sarah & Mike Yoell
Eric DAWKINS
Aaron Koffman
Lanre Anthonio
Max Jeronimo Ramos
Herbert F. Wilkinson
Stanley Woo
Molly Klein-McDowell
Shannon Monroe
Pete Jenkins
Brandon Anderson
La Keisha Smith
Sukhraj Sohal
Lee Ginsburg
Bridget Schultz
Aimee A Arrieta
Nicole Rodrigues
Robyn Hollingshead
Dale Webber
Amy Chaqui
John McGovern
Rafael Cohn-Gruenwald
Scott Drain
Marissa Mitchell
Anthony Severo
Anne Conley
Noe Rodriguez
Sasha Sandles-Palmer
David Richmond
Mikhayah Watson
Yondon Sterns
Charles and Tiffanye Austin
Snuff Blast
Assan Jethmal
Fernando Rodriguez Perez
Leslie Manganaan
Jeremy Wolff
Laree Wilson
Gloria Berry
Charlotte Dickert
Tabian Lee
Elizabeth Mills
Don Umali (龍者)
Vanessa Cooks
James Szeto
Kenneth Stephens
Marc Kelley
Rebecca Nordenholt
Jamie Alcala
Paul Lux
Dee Sailes Esq
Thao Tu
Andrew Rhodes
Calvin Yee
Erik Kriens
Diane Wyatt
Henry Mead
Evan Sommer
Stanley Piekarz
Forrest Seiwald
Avrey DiPietra
Mohamed Elhassan
Winter Williams
Cindy FJardo
Patricia Merino Price
Paul Buckley
Renato P Almanzor
Marcus Yelton
Paul Miner King
James Higa
Joe Ernst
Michael Hughes
Nicholas Cole-Farrell
Jeffrey Valentine
Marilyn Rothman
Fernando Cabrera
Geovanni Hernandez
Isabel Kazour
Angela Anderson
Alvaro Sanchez
J.R. Spiegel
Laura Knott
Gary Payton II
Norma McTyer
Arnaud Amouroux
Michael Dorsey
Dahlia Chazan
Ryan Whiley
Adrienne Lemberger
Danielle Fujii
Nicholas Desrosiers
Anne Morrison
Shaun Borland
Angelina Perez
Drew J Keres
Ivonne Amaya
Hossein Gharaviram
Melinda Zumski
Ashley Winston
Andy Castro
Simone Brant
Lauren Silverman
Chris Norris
Maureen STEINER
Higgins Larson
Samba Niang
Mmakgantsi Mafojane
Matthew Sykes
Nichos Molnar
Damian Law
Vernendia RichardsonKemp
Ben Poser
Paul Kelm
David Ellicott
Vesteria Stilson
Kyle Borland
Floriberto Martinez
Jackson Aldrich
Frankie Lee
Audrey Calderwood
Gloria Cotton
Kenneth Wayne Gatison Jr.
Stephen HOLLINGSWORTH
Chad Metcalf
Veronica Herrera
Martin Walker
Fred Bierhaus
Matthew Hager
Wesley Mills
Tony Freccero
Alan Greene
Grace Tang
Cristina Mendoza
Rolly Guevarra
Adee Cook
Terrance Calloway
Sebastián Rubiano
Barbara Wallace
Amy Wixson
Michael Chouinard
Kyle Podany
Nikunj Chokshi
Kevin Griffith
Daniel Ratto
William Rinehart
Cecilia Lara
Lillian Stables
Francis Bowler
Tracey Williams
Amanda Kilmer
Gabriel Leyva
Vincent Lin
Dee Kumara
Philip Land
Amandeep Singh
Jesus Barajas
Tamara Bonnat
Oscar Roque
Jonathan Tzun
Aureal And Charles Handy
Alexis Kleinhans
Henry Schwimmer
Oscar Menendez
Jose Valiente
Leonard Bolden
Michael Granados
Andrew Ahn
Francisco Galan
Erica Perkins
Jerem Febvre
Noah Shettel
Steve Peterson
Chandan Chahal
Alissa Brandt
Casey Kirkruff
David Pan
Rocio Rosas
Carolyn Gage
Edgar Vidriales
Gregorio Beas
Sierra Franklin
Christopher Lopez
Max Diego
Jennifer Wong
Jonathan Fast
Vince Silvestri
Corey Rewinkel
Rafael De Mendonça
Quentin Mcgovern
Kevin Martin
Minnie Phifer
Benjamin Lee
Amir T A Magid
Lisa Blanchette
Nadine De Coteau
Robert Pollack
Anuradha Murthy
Kathleen Smith
Julian Khary
Francie Maguire
Andrea Siegel
Maria Mendoza
Jessica Strange
Hanon Ling
Irvin Jauregui
Benjamin Zink
Bay Area Bikers Association...
Reginald Duhe
Matthew Copeland
Stephen Youmans
Matthew Melamed
Petra Brady
Mark Roeder
Timothy Lee
Eleanor Keare
Javier Amaro
Gavin Lohry
Lisa Gonzales Schoennauer
Ritika Aggarwal
Virginia Gonzalez
Mandolin Kadera-Redmond
Trist Ventures LLC
Jeff Watanabe
Elise Wong
Carrie Goldfein
Ana Martinez
Chrissy Farley
Alfred Uzokwe Jr.
David Kross
Max Perez
La Vonne Hickerson
Walter Posey
Melanie Moore Kubo
Ben Kopman
Jennifer Thomas
Letty El
Alejandro Muro
Tim Mollette-Parks
Javier Lopez
Narciso A. Valencia
Tanya Rodriguez
Rafael Cubela
Kathy Zumski
Wai Hoong Michael Hew
Jeffrey Gonzalez
Eric Yurkovich
Gilbert Lee
Fares Muthana
Hardrick Warren McGuire
Yvonne Espinosa
Uchenna Andrew Offorjebe
Terry Wit
Tyler Petersen
Tim Dewey-Mattia
Susan Merino
Howerlo Burley
Mary Newson
Flori M
Timothy B Ryan
Karen Freitas
Zelly Lodin
Geordie Mckee
Michael Mahl
Tom Baudendistel
Loretha Pennix
Celeste Soto
Sarah Selvidge
Wilson Gray
Catherine Teare
Ryan Merz
Lilia Pena
Armand Barreras
Eric Gregory
Rachel Hogue
Lisa Rudman
Tonya Stokes
Timothy Ryan
Elaina Acosta Ford
Steve Rosenberg
William J Kimmins
Devin Indya LC
Beatriz CAUDILLO-SORIA
Mia Gabriella
Kayana Dugger
Diori Johnson
Gary Walker
Keith CRISPIN
Kuljit Takhar
Nath Chhiv
Janice Innocenti
Curtis Banks
Fernando Santos
José Leonardo Chavez
Vivek Raghavan
Doug Sovern
Ismail Bugdayli
Shuaib Bulhan
Michael Blake
Jennifer Wei
Jonathan Burgess
Kimberly Suczynski Smith
Sam Stowe
Aileen McManamon
Marcus Akerland
Michael Hiller
Angelique Galdo Chavez
Jolaine Panther
Luis Padilla Jr
Sandra Magallon
Ian Connelly
Mireya Alcazar
Monica Santos Quintana
Michael Ngim
Mike Damm
Townes Bouchard-Dean
Dennis Biles
Hensley Hensley
Will Freyman
Norma Alonzo
Jeffrey Cronin
Kelcie Wong
Brian Kozono
Anthony Miller
Joshua Greenberg
West Costello
Wayne Binkley
Jeremey Tatum
Mario Ramos
David Belford
Carmen Navarro-Perez
Noah Libby
Shirley Priestley
Colton Mesones
Bert Meijers
Aaron Gogerty
David Hurley/Mari Hudlin
Danielle Clement
Charles Joseph
Justin Magana
Laothai Davis
Lisa Mitchell
Nick Fanelli
Parker Deal
Lana Raquel Wainscott
Brendan Cooke
Laurie Goldman
Sidarth Khoshoo
Susan Sykes
Aaron Smith
Everett Harper
Amy Gray
Lisa Foote
Caitlin Goodman
Justin Eckhouse
Lee Faraca
Walter C Van Hooff
Walter Marcel Gutierrez Gomez
Susan Miller-Davis
Leah NELSON
Michele Himmelberg
Andre Alexander SR
Rea Laudat
Henry Levy
Bob Campeau
Michael Reese
Trinidad Rivers
Mark Freitas
Benjamin Fry
Enrique Saucedo
Sameena S
Max Smiley
Heather Conger
Amanda Pangelina
Eva King
Brian Nichols
Elijah Enis
Richard Lowe
Janelle Myers
Jt Williams
Faith DeVeaux
Khadija Mcclenton
V. Pons
Lenore Harris
Ori Edelstein
Kailah Antoinette Ennix
Rev Jim Kaiser
Mathieu Menard
Arnold Barinque
Tony McDowell
Stefanie Levner Martin
Samantha Mercado
Christy Colcord
Issabella Grantham
Sergio Vargas Jr
Daniel Nathan
Richard Chavez
Olivia Alman
Barrie Buey
Roberto Medina
Gary Victor Depp
Jeff Weinmann
Bradley Berman
Nathan Pezzotti
Aaryaman Singhal
Robert Hansen
Terry McGlynn
J Norton
Fay Darmawi
Colleen Becker
Kindra Farfan
Greg O'Rourke
Leo Liberman
Heather Shepherd
Carl Monforte
Alex Riggsby
Alice Clendenen
Hill Winans
Robert Sanders
Coach Drew
Julie Pewitt
Peg Anop
Xavier & La Tanya Watson
Eileen RIDLEY
Andrew Wemmer
Katherine Hanze
Kit Hansen
Joshua Rose
Eric Flynn
Kimberly Toney
Reza Hamid
Christopher Ramirez
Colton Hall
Jazar Shalabi
Tejashwini Rajendran
Ian King II
Michael Nguyen
James Molgaard
Kent Phan
Garrett Morriss
Andre KING
Rogelio Sanchez
Aarentino Smith
Lauren Haven
Kevin Maulhardt
Jason Kidd
Joshua Thomson
Miekael Menberu
Theodore Rigby
Melvin Kong
Karen Melchior
Edgar Chavez
Julio Tzun
Steven Powell
David Torrez
Will Bryan
Justin Sanchez
Taylor Rose
Amy Larimer
Teruki Ito
Chrissy MacLean
Joseph Gruber
Thomas Omolo
Woofer House
Nigel Williams
Bruce Lamborn
Anthony Boxdell Jr
Maya Klein
Tiffany Lynette SHIPMAN
Jaime Zaragoza
Calvin Gaskin
Caden Webber
Zen Yates-Fill
Sal Ahmadi
Johnny Kung
Carletta Todd
Leo Ramirez
Trevor Brown
Annie Izaki
Jason Yabal
Andrew Guilbert
Jessica Clark
Laura C. Tinajero
Siavash Karimzadegan
Louis DeNicola
Scott Mathews
Emma Beckett
Dave Yesko
Nicole Wong
Ricardo Davison
Maria Carolina Zamora
Nitasha L
Elysa Silveira
Stephen Paul McKiernan
Janet Jato
Dana Whitlock
Abe Rodriguez
David Gass
Ernesto Ramirez-Castillo
Eduardo Rangel
Amy Brownell
Tiffany Tse
Brendan McAndrew
Mike E Gibbs
Eric Lopez
David Valadez
Alexis Gray-Lawson
Kaldo Hernandez
Marco Anthony Yanez
Lynn Sanford
Dorick Scarpelli
Michael Dewey
Karlo Tolentino
Jasper Lounds
Asahi Choi
Juliana Shortell
Marco Saglimbeni
Daniel Vega
Bryan Cooke
Mary Sama
Philip & Linda Woodworth
William Butler
Ruben De La Cruz
Christine Shaff
Jennifer S Hildebrand
Heider Correa
Jesamyn Angelica
Bryan Patrick Avery
Lindsay Fox
Weyland Southon
Elizabeth Martinez
Jessica Pablo
Maria Mortonson
Gene Blanchette
Jarel Fernandez
Michael Kleeman
Leslie Allen
Jose Luis Jimenez

Carrie Thomas
Michelle Spetner
Jorge Abich
Rosa Zaragoza
Rakiya Witwer
Adrian Santos
Patrice Reynolds
Anita Andradies Limbrick
Spenser McDonald
Rudy Fernandez
John Walton
Jason Del Arroz
Curtis Cena
Ryan J Gannett
Richard Sherer
Eduardo Jimenez
Nick Clementi
Douglas Chase Rand
Salvador Mares
Joan Benoit
Jackson Bahmani
Zak Karim
Jennifer Dulski
Reid Wilton
Chad Brown
Jim Yampolsky
Jennifer Gagnon Herrera
Jonathan Moraven
Travis Trammell
Marcell Maxwell
Connor Murray
A. Bernard
Courtney Guidici
Greg Pryor
Mark Gasacao
John Urbano
Ryan Gaston
Omar Higareda
Anthony Onesta
Ines Bibiano
Nathan Henderson-James
Tina Sturdevant
Benjamin Michael Cimoli
Nikolas Griffith
Christina Nancy
Micheal Skolnick
Christopher Martin Darby
Jonathan Gabaut
Raphael Parra
Nestor Castillo
Edward Horn
R8R PAC
Marcel Myres
Alex Boyder
Pranjal Dixit
Michael Whalen
Michael Keough
Brandon Shepard
Armin Berloui
David Purvis
Robin B. Reyes
Tyler McGee
Jake Golden
Grey Beaudin
Jessica Alway
Shirene Bell
Owen Burke
Nathan Riehl
Bret Dickey
Christian Bretz
Christopher Sun
Lisa Clemons
Ann Rubinstein
Mathieu Reeves
Jennifer Lee Sung Tjon
Roberto Gonzalez
Steven Bowles
Kareem J. Watts
Erika Padilla-Morales
Heather Chiu
Leslie A. Aguilar
Anil Shah
Anais Lieu
Gelser Zavala
Joshua White
Katelyn Johnson
Edwin Gutierrez
Becky Rena
Joanne Da Luz
Elias Torrez
Susan Smith
Josiah Nelson
James Wood
Mark M
Joseph Reyes
Andrea Bonilla
Joey Yang
Kyle Rousseau
Mary Galvin
Eric Cicourel
Joe Silver Sr
Jake Slaughter
Kevin Swanson
Rafi Bortnick
Peter Nicholas Armstrong
Heather Ann Campbell
Johnny G
Julian Jauregui
Ken Love
Alejandro Ramos
Abraham Martinez-Ayala
Jamie Grabert
Patrick Dowd
Megan Grimm
Reggie Santa Cruz
Adam Sanda
Jack Bibbo
Robyn Morris
Hector Cuatlatl
Doug Boxer
Kristen Miller
Ryan Dorsey
Marcus Reiner
Magdalena Mesa
Brian Conrad
Sebastian Fotouhi
Reed Wong
Victor Chu
Alfonso Bui
Katie Reilly
Ramon Aguirre
Joshua Wold
Eric Francis
Michael NORMAN
Gabby Turner
Erick Rivera
Paul Galvin
Rand Fulcher
Sean And Sarah Parnell
Ron Post
Nick Koterbay
Romeo Ponsaran
Michael N.
Roberto Garcia
Daniel Gamez Jr

Moges Gembero
Cynthia Pinto
Kevin Rardin
Damian Anderson
Rodney Taylor
Julie Rodrigues Widholm
Brendon Fong
Jennifer Rollerson
Cynthia Mackey
Neil Virtue
Dimitri Haloulos
Kyle Donnelly
Jerry Kropp
Justin Hu-Nguyen
Ray Altenberg
Elena Nommensen
Loren Emmanuel Taylor
Jerry Lightfoot
Jacob Randall
Hailai Arghandiwal
Michael Pinnock
Joel Beebe
Taylor Beggs
Pam Bonnie
Antonio K Watkins Jr
Michael Lum
David Herrera
Jennifer Stock
Tatyana Kalinga
Darryl Law
James Vernon
Jaimie Piotrowicz
Patricia Perez
Carlos Colon
David Briceno
Antonio Fernandez
Kevin Umezawa
Gabriel Turner
Ken Randolph
Sandy Vergano
Raina Celnik-Hickey
Lance Stapleton
Salomon Ramirez
Avshalom Berrol
Alejandro Garcia-Paredes
Michael Rivera
Hayley Ballerini
Joseph Ibe
Kristin Shaw
Thai An Ngo
Ben Livsey
Nakisha Mesui
Eric Case
Maggi Bartlett
Connor MacNulty
Daniel Padgett
Diane Phillips
Gustavo Gonzalez
Grace Dacong
K'aesthetics Spa Suite & Boutique
Nick Lusson
Paul Apodaca
Atiba Nelson
Ana Vazquez
Brad Washington
Jason Gorman
Alexander Moreno III
Devin Vogt
David Aakhus
Gordon Barr
Phurba Gyalzen
Jonathan Ramos
Matthew F Winter
Marcille Rae Sibbitt
Steve Wiersema
Jeff Perlstein
Samantha Maynard
Taylor Hester
Joseph Willenborg
Adam Taylor
Jolene LA
Isa Salugsugan
Cheyenne Lewis
Timothy Pasisz
Angela Quach
Nick Drake
Cristalle Irons
David Tjen
Ryan Yamanaka
Jonathan Wiggins
Alex Danoff
Charles McGee
Erin C Reynolds
Rocky Fernandez
John Koch
Zainab Ramahi
Isaiah Machin
Rebecca Acosta
Edward Cable
Daniel Young
Magdalena Spence Davila
Rachel Sheppard
Tate & Grace Beaudin
Cassandra Wilson
Rowen Naidoo
Jessica Brady
Sandro Toledo
Jen Shriber
Derrick White
Jen Chang
Barry Hinkle
Ysabella Tovar
Henry Smith
Christopher Dillingham
Christopher Louda
Joe Swartley
Maria C Graham
Carly Stock
Austin Anderson
Alfonso Bonilla
Alexandra Patten
Brian F Judge
Leily Kiani
Matthew Seidel
Brian P Perez
Collin Hartland
Bobby Ondago
Garth Kimball
Bruce Valentine
Chengez Khan
Norbert Navarro
My Chau
Brandon Chen
Paul Norberg
Kirti Reddy
Michael Rowley
Mario Lopez
Stephanie Pratz-Albonico
Simon Bjerkholt
Andrew Drape
Kyle Brown
La Tonya Price
Joseph Appel
Stephen Wilcox
Thamer Rajapakse

Yolanda A. Shavies
Aaron Cook
Talia Wise
John Duggan
Manuel Martinez
Pj McGahan
Alex Hutton
Julie V Posey
Mike&Erin Ewing-Freer
Stanley B Scott
Brianne Steinhauser
Jahati Bell
Andrew Penner
Emory Allen
James Clark
Alexander Morgan
Jack L Fitzsimmons
Brennan Lawson
Chris Yee
Chris Thomson
Justin Spalla
Joel Flory
Steven Foster
Daniel Malakismail
John Elwell
Katherine Aguilar
Matt Belanger
Sarah Robbins
Stacy Wheeler
Eliaser Hernandez Fuentes
Oscar Alba
Allyson Ferrari
Robert Rivera II
Matthew Slade
Jacob Yarrow
Kim Campbell-Lax
Sarah Bottger
Philip John Rivera
Stephen Cuellar
Thomas McCue
Brian Carpenter
Manuel Landaverde
Kobe Carreno
Allen Tang
Michael Mood
Logan Murdock
Nicholas A Pecori
Justin Kollar
Sheila Ramirez
Herman Tovar
Matt McCarthy
Chris Hertel
Oliver Gutierrez
Matthew Kretzer
Jane Perry
Da Josha1
Matt Pereira
Vy Tran
Francisco Lazcon
John Varga
M Ichael Chung
Jessica Martin
Lynette Dudley
Trish Belenson
Thomas Rebiskie
Danny Pestal
Megan Unger
Christian Medina
Maria Veri
Jose Zavala
Patrick Callihan
Selcuk Sen
Erika Crawford
Alec Gwinn-Scott
Shane Devine
Nicholas Alexander Montano
Josh Fajardo
Jose Ramirez Calamateo
Henry Mpagi
Andrew Pitman
Alexander Lourdeaux
Blake Lebeau
Thomas K. Revane
Samantha Hawley
Catherine Looper
Erik Zwerling
Steve Lemieux
Jorge Rojas Jr
Christopher Hickey
A.J. Holler
Trevor Johnson
Heather Dutton
Mark Stephens
Henry Smith
Joy Gray
Christopher Gray
Sally Holland
Daniel Alexander
Kurt Brown
Butch Lavin
Adrian Horvath
Winnie Anderson
Steve Tzikas
Charles Williams
David Kumamoto
Alice Hwang Sen
Rick R.
Nicolas Stanich
Jessica Remer Gable
Elysia Su
Mona Patel
Victoria Gonzalez
Jennifer Koterbay
Srini R
Richard Eichmann
Clark Scheffy
Ashley & Aaron Mackey
Brandon McDonnell
Floyd Rocker
Adrienne Maynard
Michael Barany
Tom Salonga
James Oey
Casey Liebler
Nii Sai Sai
Bryan Hung
Christina Cropper
Julia Judge
Lupe Poblano
May Boeve
Alexandro Perez
Nikko Edwards
Katie Sanchez
Jonah Weber
Jaymi Marie Phillips
Garrett Post
Rafael Valencia
Scott Wong
James Cirelli
Sandheep Surendran
Augustin Chen
Tomas Galvin
Sarah Kaplan
Ian Duran (duransound)
Frank Benavidez

Andrew Lukac
Melissa Baylis
Luna Wolde
William Lam
Ben Peterson
Daniel Papez
Aryan Ardalan
Kim Digiacomo
Daniel Fairholm
Tim Baldwin
Raul Lagura
Victor Aul
Devonte Sykes
Patrice L Guillory
Valentina Sedeno
Dominic Sanchez
Jordin Smith
Dennis Rojas
Stacey Wilson
Mujtaba Elgoodah, Nassir Criss
Donald Campbell
Dariush Azmoudeh
Teymy Bahmani
Greg Lutze
Liz Phillips
Rheinell Malinis
David S
Bruce Keilin
Michael Knox
Polo Gomez
Ricardo Tavarez
Nick Boccignone
Brian Leung
Margaret Macy
Viktor Velikov
Jonathan Plotzker-Kelly
Mitchell Camp
Selena A. Navarro
Lisa DeCastro
Daniel Tatum
Sarah Blaschko
Jaime Peters
Esther Kaplan
Lawrence Guerrero
Sandra Tanhuanpaa
Jonathan Schultz
Austin Payne
Diego Morales
Malavika Chugh
Oakland Rooter
Alea Garbagnati
Nic Freiri
Antonio Bravo
Mark Lucanic
Allyson Ritger
Manuel Borrayo
Daniel Thuillier
Arthur Allen
Zarina Hamdard
Brian Damaso
Anthony Gunn
Guhan Iyer
Justin Collins
Wabi Tela
Meghan Talbott
Sina Edalatjavid
Katie Calvert
Martin Medina
Jayan Hanson
Miguel Peña Jr
Lauren Brougham
James Chavarria
Sean Legge
Lisa J Ennis
Marco Tueros
Honey Simburg
Corinne Tatakamotonga
Layla Dima
Benny Liu
Trek Mizoguchi
Fritz Riha
Ann Cattalini Sinclair
Olivia Clarkin
Anthony Cantabrana
Jake Gutierrez
Felicia Yu
Rafhael Martinez
Rebecca Naveh
Linda Purkiss
Amanda Posner
Adriel Frederick
Seth Mazow
Charlie Wright
John Spigott
Eric Diaz
Genevieve Leighton-Armah
John Nakanishi
Jan Burnett
Rebecca Renfro
Alan Kaplan
Jim Minter
Tonya Paz
Christian Barragan
Anne Ustach
Drew Acosta
John De BOER
Lorenzo Serrato
Alan Almario
Yvonna Cazares
Noah Goldstein
John Geltmeyer
Anuj Patel
Emily Adsit
Ben Coffey
Andre Salles-Cunha
Michael McElroy
John Carnwath
Matthew S Perl
Caroline Koorn
Tom Shaw
Chris Orloff
Valentin De La Rosa
Reade Lobdill
Nathan Thompson
Sharan Campleman
Rene Boisvert
Ryan Fukumori
Matt Thielen
Scott George Fell
Brandon Borrman
Daniel McCaffrey
Ron Pratte
Ryan Hart
Mandar Gokhale
Todd K. Wagner, Sr
Alison Pope-Rhodius
Curtis Below
David Barkhymer
Nicholas Armour
Omar Lopez
Ewan Mellor
Roger Manuel
Joshua McVeigh-Schultz
Kenneth Gutman
Francis Ortman

Elizabeth Cerda
Michele Pacheco
Ben Gellis
Vincent Lubrano
Louis & Rena Abram
Joseph Ver
Jackie L
Justin Soar
Pedro Casas
Bix Weir
Sean Walsh
Jaclyn Imbesi
Lissette Felix
Irene Hernandez
Noah Posner
Shann Watson
Tommy Sanchez
Ernesto Urzua
Joshua D Boxer
Andy McDermott
David Lineberger
Arman Chahal
Jonathan Eldridge
Brigham Eckrich
Nii Mantse Addy
Edward Waters Bullard
Brent Delgado
Benjamin Thompson
Aref Mansour (Andy)
Daniel Fitzpatrick
Thomas Gemetti
Micaela Morse
Jordan Schultz
Matt Shelton
Brett Mcwilliam
Orielle Couttien
Amy Chakladar
Juan Casillas
Katelyn Johnson
Brian M Danzl
Stephen Shub
Scott Lawrence Pacult
Daniel Harakh
Christopher Mendoza
A Pear
Krista Washington
Arthur Barrios
Humberto Contreras
Don Franks
Michael Hocking
Oliver Soglin
Veronica Campana
Michael Chowdhury
Adam Miller
Norma Marks
Betsy Streeter
Eric Ramirez
Boris Fedorov
Anthony Johnson
Daniel Garcia
Malcolm Toffolo
Jay Ruzicka
Manuel Perez
Michael Waldman
Lorraine Montgomery
Zachary Bosin
Laura Geist
Jaclyn Gross
David Ford
Jewell Suttice
Pete Wolwode
Scott Forman
Gerald Ramiza
Samuel Torrealba
Adrianne Bright
Jason Huang
Jennifer Mahoney
John Cleary
Alexis McKechnie
Eric Mutz
Corey Hatcher
Shannon T. Green
Robert Strand
Jessica Ayala
Bill Dougherty
William B Dickerson III
Christopher Selby
César Rodriguez
Cynthia Ruiz
James Mirr
Geoff Rubio
Peter Loer
Jayvee Pichay (Jayveezy)
Conwell Worthington III
Jeanine Valadez
Kevin Kelley
Rachel Kinnon
Jose P
Sven van Lier
Zachary Monteith
Dan Hoffman
Jack Leone
Tyler Tomei
June Sugiyama
David Yuen
Hugo Quiroz
Jeffrey LaBoskey
Joshua Carothers
Jeremy Pomp
Sierra Thai-Binh
Adrienne Voltaggio
Lori Ann Gertonson
Mendy Sang Candebak
Amy Blackshaw
Bruce Williams
Howard Neal
Ali Raza
Brittany Lyman
Victoria Lomax
Benjamin Shaw
Christina Ogburn-Chow
Derek Smyth
Martín Rossetti
Travis Silva
David Yi
Pamela Litke
Quincey Smith
Joseph Paiz
Luis Hernandez
Jocelyn Manuel
Steve Gonzales
Michael Littleton
Stephan De Benedetti
Guy Gayle
Sara Brande
Jon Rastrullo
Anthony Muiru
Chris Papa
Monica McMillan
Jenny Cornet-Carrillo
Ross Lim
Gabrielle Hedlund
Tushar R Dutta
Steve Gough
Ian D Miller

Marc Spears
Nathan Goldberg
Jane Buckley
Kristen E Loomis
Monday Anigboro
Vasana Ly
Lauren Kerr
Jesse Lewis
Shauncy Jackson
Jena Leidy
Axell Hernandez
Amber Nicole Kirkland
William Shipp
Brian Donahoe
Morgan Edwards
Margot Lee
Nestor Valle
Aaron Padgett
Greg Lorentzen
Emily Laskin
Ray Thornson
Lorel A. Ochoa
Jesse Keyser
Bobby Glasser
Conor Corkrum
Glenn Gonda
Hendro Riyadi
Jeff Kapellas
Ricky Flanders
Reagan Flanders
Oz Garip
Andrea Lum
Georges Haddad
Justin Stanley
James Galloway
Joe Miller
Lake L Culpepper
Brian Foy
Jose Irula
Maximilian Bolling
Nancy Read
Peter Castelino
Ryan Constantino
Cristian Garcia Cortez
Joe Calvo
Keith Holmes
Travis Wall
Maya Mahajan
Michael Pancook
Natasha Parks
Sarah Boolani
Jess & Analisa E
Jennifer Trumpp
Mariane Stimbra-Mora
Ashley Johns
Damaria Hammonds
Eric Straw
Carl Smolka
Gerald Douglas
Sahar Osmani
Eric Juster
Kerry Sylvester
Kalif Aatu Lee
Jennifer Cheng
Dylan Paltiel
Bobbie Monzon
Cristobal Tejada
Jasmine Yip
Chris DiGeronimo
Delney Bystrom
Erin Walker
Dominique Banks
Leslie Kraitchman
Damon James
Nora Guerrera
Joshua Connor
Jose Avila
Joe Portillo
Elena Noyes
Adalberto Cuellar Franco
Sam & Grace Petersen
Jocelyn Perry
L M (MadameDestroyer)
Nicholas Hartley Yang
Kenechi Anigbogu
Daniel Martinez-Krams
Noemi Rodriguez
Kelly Shimoda
Miriam Stevenson
Dan AUGUSTINE
David J Wagner
Matt Padilla
Joshua Srago
Meghan Francis
Bill Truong
William Fitzgerald
Gabriel Ross
Analisa Ruiz
Marisa Kelley
Steven Leighton
Rebecca And Ejiofor
Thomas Aguirre
Han Barr
Guilhem Tesseyre
Scott Osborne
Czarina Hutchins
Gabriel Hillman Alvarez
Jasmine Alvarez
Adam Eads
Morgan Robert Murphy
Jennifer Miller
Cory McCollow
Graham Pilecki
Victoria Beckley
Casey Elkins
Ana L Zamudio
Cinthya Munoz
Shemaiah Stanton
Raul Maldonado
Rudy Diazzesati
Victoria L Austin
Nicholas SIMONS
Stanley Kwon
Kerri Eden
Jennifer Merino
Ricardo Sanchez
Melvin Alvarez
Beth Berlin-Stephens
Deirdre Judge
Marques Ross
Mauricio Salazar
Marc Chou
Arthur Belton
Rachel Katsuura
Melanie Conrad
Anna B
Edgar Gonzalez
Reggie Cooper
Fernando Carranza
Rusty Olson
Christopher Marchisio
James Wakefield
Kevin Graf
Norman Mowrer
Daniel Collins-Wildman

Damon Wong
Jose Gonzalez
Ian Livermore
Janis Sammons
E Reyes
James Garrow
Shane Owens
James Puckett
Omar De La Cruz
Quinten McLane
Lori Selke
Carlos Rodriguez
Lisa Skowrup
Katherine Winkler
Erick Calderon
Magenda Cruz
Khaled Abdallah
Dave Coustan
Suria Sadat
Jordan Callender
Jeff Ham
Max Waldorf
Chris C
Stephanie VanGilder
Kurt AHRENS
Jose Ramirez Herrera
Kara Segal
Daniel Williams
Christian Bernard
Miranda Mills
Boris Galdamez
Carmen Durán
Carlos Villanueva
Gavin Griswold
Devin Kinney
Rochelle Romero
Kevin Park
Jack Peck-Kriss
Maria Corona
Nat Binns
Peter Merholz
Gary Grove
Kristy Shanks
Anthony Girard
James Bird
Jeannette Anastasia Colyvas
Breana Parks
Susan Regan
Oakland 68's
Adrian Gomez Zavala
Julie McCalmont
Nic Smith
Sean Dobbyn
Stan Hebert, III
Michael Tran
Juliana Torres
Jesus Henriquez
Jorge Muniz Jr
Julio Gómez
Kery News Clips
Steve Earwaker
Roberto Gonzalez
Kevin Tennyson
Sean Loftus
Chev Riley
Aaron Silver
Renee Ricasata
Jess Weinger
Katherine Barnes Duncan
Jesus Hernandez
Victor Dominguez
Yahawana Coy Warnack
Dana Shew
Omied N
Graham Gomez
Robert Collins
Laura Everett
Carter Scott
Mike Hee
Colin Austin
Gerry Jimenez
Ron And Debbie Murov
Joseph Kellogg
Jarren Mack
Sara Bedford
Fernando Garcia
Rebecca Goulet
Liset Esqueda
Adrian Aguilar
Camden Francis
Rowan Spencer
Michael Garrick
Aman Parikh
Damon Hedg
Kathy D'Onofrio
Tom Branca
Jory Avery
Gavin Glinton
Raphael Diaz Jr
Miguel CARRILLO
Jorge Avelar-Lopez
Bhaskar Sinha
Karina Brenes
Tracey Kaufman Grossbach
Amiri Khetrapal
Tara Khetrapal
Matthew Valentine
Bharat Sahgal
Craig Benson
Andrew Archer
Justin Slie
Sam Michaan
Kenneth Brown
Rick Callender
Carl Boe
Nikki Ogden
Jose Garcia
Gina Lagomarsino Tucker
Chayme Higgins
Denise Lemon Price
Joe Ferraro
Jose Corona
Maria Cleofe Cruz
Brittney Cedeno
Andy Waranoff
Cindy Eszlinger
Luis Razon
Peter Limata
Ryan Hernandez
Cedrick And Sue May
Seth Plush
Chris Beaty
Nancy Hua
Joanne Pasternack
Erica Loh Jones
Bettina Hall
SALVADOR CERNA
Ayrik Williams
Irma Fernandez
Helen Miller
Wendy Britto
E Anders
Diana Iniguez
Brandon Rodriguez
Joshua Horn
Tyrone Fleurizard

Reza Rezvani
Carlos Yustis
Nicholas Romero
Joel De La Cruz
Jesse Barush
Angela Key
Himiko Ohta
Julia Jones
Vincent Florente
Jose Covarrubias
Daniel Maher
Rebecca Rapoport
Michael Curran
Jason Lacsamana
Cristina Jimenez
Jill Evans
Sarah Graham
Noel Franus
Sean Gomes
Eugene Grealish
Alex Macedo
Jonathan Comeaux
Jesse Ortega
Danyel Cordoba
Shaun Collins
Eric Hiatt
Lance Hedrick
Everett & Leila Shockley
Thomas Toan
Eric Kenoyer
Wahid Momand
Luis DeGuzman
Ed Malyon
Elizabeth Rogers
Kristen McCarthy
Ikaika Shiveley
CJ J
Michele Sconiers
Carson Clow
Jose Luis Sibrian
Michael Shultz
Dennis Kim
Donald Falk
Brian McComb
Gabriella Escobar
Devon Bolei
Lauran Weinmann
Robert Tomkinson
Kevin Godchaux
Alejandro N Cuevas
Joseph Steffen
Charlie & Sloan Beach
Christopher Pagan
Hubert Ma
Shaq Katikala
John Cappa
Chris Famini
Elizabeth Dutton
Sean Clem
Geoffrey Langham
Jesus Reynoso
Erin Wixson
Leticia Dorr
Jessica Oceguera
Mario Briones
Ali Scott
Mark Turrell
Amit Singh
Cormac Craigie
Steven Schiller
Sean Brekke-Miesner
April A. Kenton
Gina Sperinde
Kaleb Wagoner
Ken Mushrush
Harrison Holtzinger
Abhishek Bhatia
Laura Wheat
Ravindra Mistri
Benito Morales
Jared Richmond
Jake Snyder
Ryan Fritzberg
Nate Gustafson
Mark Dowd
Jeff Gilliland
Annie Yi
Keith Mendez
Alex Daniels
Jacqueline C. Asher
Johnathan Wright
Joe Schmidt
Milcah Gaskin
Penny Righthand
John Dellipriscoll
S T
Anne Marie Riedel
Rogelio Orozco
Rob Nichols
Daniel Russo
Sonny Grewal
Sanjay Dmello
Khalid White
Luis Felipe Camacho-Lovell
Le Ana Powell
Gabriel Martinez
Jonathan Acosta Rosales
Rebecca Klotz
Ivan Cerda
Anthony Bell
Lynn Tapley
Olivia Bernadel-Huey
Yuri Sikkema
Noe M. Bravo
Paul Salop
Ana Apodaca
Josh Uecker
Wallace Garietz Jr
Michael Krieger
Mario Hernandez
Daniel Spinka
Alex Smith
Dipen Pattni
Mei Pang
Nate Bolt
Kyle Sheldon
Jonathan Meier
A C
Sunil Rajappa
Alex Leichenger
Karim Rasool
Rima Sac
Patricia Hubbard
Cesar Verdin
Michael Beckerman
Elsa Billings
Robert Hopfner
Samir Khatri
Erik Bryant
Saila Martinez
Hayden Lollis
Jeremy Scherer
Lesley Z
Jonathan Klein
Arturo Cosio
Julia Murphy

Nereida Bravo
Benjamin Larsen
Ian Bridgeman
Lawrence Hung
Kivon Titus
Jessica Larson
Hanlin Manchester
Nick Zagone
Meghan Long
Hollin Kretzmann
Rachel Davis
Matthew Bush
G R
Marc Ibarra
Steve Owen
Alejandro Hernandez
David Gamez
Darren Hamlyn
Christian Suarez
Justin Rushing
Gabriela Esparza
Isabel Anderson
Emilio Mariscal
Brian C
Scott MacDougall
Karen Islas
George McIntire
Brandon Crawford
Joshua Kirby
Catherine Taufoou
Jorge Arguello
Mark Cline
Jose Meza
Genevieve Bandrowski
Guy Brown
Walid Neaz
Mesha Harlan
Lue Van Handel
Aaron Roth
Bruno DaRosa
Gerardo Andrade
Cesar Perez
Matthew Maier
Atta Arghandiwal
Mitch Winslow
Paul Hays
Megan Laney
Raquel Rodriguez
Matthew Coronado
Jarod Eassa
Damon McCormick
Kent Lincoln
Mark C
Luke Zhang
Laura Fielding
Douglas Gabriel Shultz
Anthony Pezzola
Joshua Brown
S M
Lingerr Senghor
Rosanne Reyes
Stephen Capell
Chris Higgins
Brian Letson
Alex Navarro
Molly Fierer-Donaldson
Carol Goldberg
Carlos Espinoza
Jonah Gottlieb
Juan Bucio
Jayne Gagliano
Alex Merino
Anjali Bal
Daniel Zamora
Michael Bridgeman
Jose R. Lara Jr.
Princess Parafina
Brad Kimbler
Scott Pinner
Christopher Antipuesto
Luis Ferreira
Hannah Perrin
Drew McGowan
Kelly Bradley
Raymond L Burk
Constantinos Sam Keres
Ethan Meick
Arturo Ortiz Lopez
Kyle Johnson
Helen Sheniece Presley
Eric Yamamoto
Ryan Tabaldi
Jeffrey McEntee
Harrison Watkins
Francisco Saavedra
Katrina Montemayor
Chin Song
Jacob Micheletti
Sachiyo Llamas
Michael Cesena
Katherine Hess
David Green
Sadie Grossbach
Bryan Lim
Rolando Ortega Garcia
Denny Cao
Deedra Aro
Jeffrey Smith
Aren Ash
Franklin Zuniga
Vanessa Barragan-Lopez
Chris Rivera
Aguirre Lee Family
Lisa Weaver
Terrance SMITH
Evan Choy
Kevin Avila
Laurie Allen-Requa
Roberto Alvarado
Emilie Cuozzo
Heather Dixon
Katherine Ryziewicz
Jeffrey Sweet
Mike Laurence
Ana Ortega Garcia
Karie Dewan
Jonathan Stokes
Kieran Bracken Serra
Olivia A
Erik Johannessen
Mithun Parekh
Frances Brooks
Stephen Akwetey
Candido Silva Filho
Madelyn Haller
Paul Rivas
Matthew McKenzie
Bounhiane Molyta Kenyatta
Corey Moffat
Reynaldo Enrique Reyes
Leon Thomas
April Harris-Jackson
John Miller
John Patrick Strozzo
David Sinclair
Melissa Trisko

Stephen Gatehouse
Lily Howell
Mark FERGUSON
Sharif Elrefaie
Marita Rodriguez
Rob Ferrier
Phillip Hall
Ines Pereira
Peter Maass
Celeste COOPER
Jouji Yuasa
Ryan Bower
John Shumway
Bianca De La Cruz
Christian Abar
Todd Green
Jesus E. Hernandez
Erin Waddell
Dawn Pieper
John Burnett
Wilevaldo Benitez Jr.
Anya Ku
Ryan Austin
Ryan Miller
Ray Riga
Christine Sotelo
Lev Kushner
Rhonnel Sotelo
Vinay NARIANI
Jill Ralston
Terry Tracy
Dorian Nasby
Kevin Eckhardt
Irvin L. Kaage III
Levent Aker
Zachary T. Honeycutt
Noah Berk
Pablo Arguello-Incer
Corin Ponn
Rafael De La Cruz
David Kiddoo
Linda Hurshman
Marilyn Mackel
Seo In Kim
Justin Derbes
Kevin Celeridad
Rick LEONG
Marcos Hinojosa
Rebeca Prieto
Jordan Hom
Nick Pakzad
Brian Schuck
Rebeca Lai
Ryan Phillips
Jesse McKeithen
Josie Lazalde
Fredy Quevedo Jr
Reuben Joseph Tienda
Daniel Avalos
Robert Calo
Trevor Nigg
Rebekah Espino-Drobner
Branden Figueroa
Laurence Bartis-Callaghan
Chris Moore
Matthew Colquhoun
Michele Giannone
Randi T Gerson
Annakaren Pizano
Jeff Pickett
Jacob Smith
Brandon Bratcher
Steve Vierra
Samantha Nomura
Luis Roman
Dominique Clarke
Uchenna Nwosu
Christian Collins
Keycha Gallon
Carlos Millan
Kevin B
John Gannon
Sean Riley
Michael Williams
Gaspar Modelo Howard
Corbett Wong
Veronica Francis
Richard Ng
Dave Baptist '85
Jonathon Lopez
Becky Shea
Angela Glosser
Ruthanne Allen-Hunt
Oscar G
Greg Springman
Cameron Marshall
Carlo Ramos
Divya Sriram
Kevin Delos Santos
Joseph S Hanna
Luis Molina
Karen McNeill
Jay Noble
Gaurav Khetrapal
Niran Somasundaram
Emanuel (Manny) Myers
Carmen Ancinas-Gee
Deborah R. Frelix
Luis Valencia
Greg Klein
Mike Boyder
Marisol Herrera
Michelle Wilson
Brian Organ
Isao Fujita
Lori Dolqueist
Whitney M McEachin
Erik Welch
Jordyn Lexton
Malia Vegas Kenny
Ryan Kelder
Corie Zhang
Ashley Hall
Ricardo Franco
Mary Fitzgerald
Alvin Thlang
Ryan Butler-Glenesk
Meredith Suarez
Kristin Stoker
Natasha Young
Karl Holmes
Robert Driscoll
Susan Blaisdell
Jesse Evans
Keith McNeil
Nicholas Hauser
Stacey Thai
Neil Stollman
Damian Cassells-Jones
Eric Capenhurst
Joan Korin
Scotty Shoemaker
Molly Ohainle
Robert Regalado
Travis Laguna
Scott Flicker

Benjamin I Blustein
Chris Porter
David Gonzalez
Brad Crane
Aaron Goldman
Andy Huynh
Kyle Jack Russo
John C. Kidney
Mauricio Cisneros Jr
Cara Wagner
Kathryn Broughton
Zach Blume
Justin Ruderman
Faz R
Juli Logemann
Rodolfo Duenas
Alan Urbina
Alexandra Mendoza Gonzalez
Paul Winkler
Mark Cratsenburg
Matt Eyre
Francisco Machin
Damian Jesus Mercado
Fernando Medina
Zack Kalinowski
Shahab Asghar
Owen Goetze
Larry Mundy
John Eckhouse
Gloria Gonzalez
Daniel Heiss
Rashaida Nirobe
Jennifer Gruskoff
Steve Gibson
Joanna Pluhowski
Sean Grizzle
Rhys Riley
Amber Christiansen
Jenny Maxwell
Stephanie Zengler
Ashley Masters
Anabel Ontiveros
Howard Brodwin
Jerry Anderson
Justin Whitmer
Dominic Swinn
Samuel Souza
Catherine Aldrich
Jared Zavala
Brandon Nelson
Katherine Yamahiro
Jolene Pettersen
Yvette Renteria
Jeffrey Kuhn
David Brown
Joel Carrillo
Kimberly Conocono
Jas Kaur
Stacey Abram
Peter Rebiskie
Robert Z Norman
Brett Brown
Carter Lavin
Jessie Wang
Wallid Seraj
Spencer Hall
Isaac Gutierrez Jimenez
Alec Sieben
Lauren Benetua
Terra Cruz
Berkley Rothmeier
La Kisha Hoffman
Liam Moran
Dayton Rutherford
Julienne Palbusa
Marc Lerner
Daniel Lara
Gary Kao
Jonathan Kurup
Carson Scott
S Ottley
Chris Snellings
Samuel SCHWEMBERGER
Jennifer Panian
Brian W Carver
Feeder Meter
Renee Lias
Massud Atta
Matthew Cleveland
Maile Juranits
Alex Reade
Joaquin Zazueta Aramburo
Chamia La Rae Chambers
Noah Friedman
Jerry Ruggiero
Jerry Stephens
Chioke Bakari And Jahahara Am...
MacKenzie Jones
Chris Padden
Paul J Gutierrez
Sam Kao
Mariano Macedon
Christopher Pope
Anne Marie Patricio
Senia Khetrapal
Robert Blair
Carolyn Sta Ana
Ellie Schafer
Christine Hsu
Arie Kapoor
Lanier Green
Huong Nguyen-Yap
Joey S
Veronica Garcia
Patricia Collins
Jason Cardella
Lori Arnold
Chad Simpson
Rohit Kaul
Madeline Marschak
Anthony Jasper
David Junod
Julissa Tapia
Jennifer McDade
Gustav Davila
Athanasios Rebelos
Rick Williams
William Geist
Brendan Mulligan
Laura Rios
David Posner
Dave Fiore
Courtney Kaczmarsky
Gilbert Ascencio
Jesus Everardo Suarez
Maureen Sullivan
Riselwyn Melodias
Rahul Gupta
Jeremy Dollaga
Venice Hardy
Richard Whitaker
Kristen Pembroke
Margarita Esqueda
Kristin Anderson
Erick Enciso
Edward McClendon

Angel Hernandez
Barry McCabe
Heidi Quan
Jesus Hernandez
Gloria E. Hernandez
Ellie Jackson
Jilian Gómez
Victor Xie
Jamie Lau
Sydney Levin
Lucy Kasdin
Jeremy Gathright
Ed McGovern
Zuhal Hashimi
Blase Bova
Paul Webster
Amanda Solomon
Eric Sezgen
Clement Attakora
Daniel Bird
Dan Devlin Jr
Charles Altekruse
Elle Waters
Daniel Scott
Matt Carona
Jose Rocha
Sere Peterson
Everardo Dominguez
Julia Cheng
Lisa Ulibarri
Christine Kintanar
Miles Nowack
Edric Egberuare
Brian Cardella
Shabihi Kojo Ernest Goldsby
Ben Porter
Lathan Hodge
Eduardo Dodge
Eddie Baumgartner...
Michael Lancelot
Nancy Martinez
Steve S
Martin Uriarte
Jenna Lamb
Felipe Lopez
Paul Family
Brian Flannery
Joel Triplett
Sasha Zurek
David Tozer
David Ball
Marcus Chairez
Tori Miller
Rj Medina
Ryan McCleary
Alberto Salinas
Luis Zaragoza
Alyssa Gilbert
Asn NSA
Ryan Eagan
Stephanie Gil
Chas Wall
Ryan Hauschildt
Ryan Abusaa
Jess M
Kim Bardakian
Tommy Sandoval
Wesley Schon
Keturah Spikes
Barbara Friend
Stephanie Burke
Pedro Gonzalez
Chris Culcasi
Trevor Harmon
Menraj Sachdev
Leslie Romero
Cheryl Cushing
Nicolas Hatamiya
Richard Masland
Jean Paul Velez
Carlos Alberto Romero
Eric Bails
Jasmine Laberinto
Adam Soldofsky
Zoya Kocur
Kimberly Samano
Richard Ames
David E. Martinez-Kennedy
Aaron Perez
Fischer Family
Dewayne Cecil
Isabel Turner
Phoebe Dye
Andy Kleiber
Anthony Hoefer
Khahil White
Hugo Ramirez
Jonathan Hohm
Michael London
Yvette DiezCanseco
Brittany Moore
Cecilia Marinier
Ethan Grossbach
Ian Prchlik
Rebecca Collins
Kevin Tran
Gaston Bernstein
Andrew Nguyen
Mp Sullivan
Rochelle Bluestein
Laura Fernandez
Paul Espejo
Rebecca Langowski
Zasharah Araujo
Elizabeth Hernandez
Layla Nejad
Sharon Francis
Marshal Brewster
Harris Razaqi
Kate Walker
Angie WILLIAMS
Samantha Brooke Sekator
Fiona Ruddy
Michael Crone
Alex Carrillo
Rupert Dusauzay III
Norma Hernandez
Ryan Fontanes Halliday
Tyler Gerlach
Marquietta Fernandez
Nicholas Reutell
Kushal Modi
Guadalupe Hernandez
Alexander Wojcik
Sarita Moreno
Andrew Schmidt
Kendrew Abueg
Andrew Nourafshan
Jeremy Kennedy
Kimberly Leung
Christopher Miles
Carlos Jimenez
Chastity Thurman
Armando Martinez
Carla Adams
Christopher Jelenlewicz

Thomas Leibowitz
Sulema Jackson
Chris Dorling
Peter Van Tassel
Matthew Cover
William Starling
Keith Lamb
Cassondra Murphy
Debi DR
John Lyding
Amy Adriana Guillen
Monica Valle
Dorit Leavitt
Kasey Wallace
Kim Ceci
Jennifer London
Nikiya Lyles
Ande Doria
David Fong
Ken Chan
Stephan Thorne
Marcos Cornelio
Max Laettner
Nick Golden
Matt Olsen
Eve Delfin Eve Delfin
Christian Gomez
Janiero Le Var Baltrip
Vj And Katrina Chanco
Shawnee Vogt
ELIZABETH DOMINGUEZ
Shyam Patel
Diana Ovalle
Connor Kogge
Lily Fahsi-Haskell
Matthew Trissel
Drew Beito
Daniel Fedorenko
Camille Tsao
Ronald E Patterson
Jesus Manzo
Joanie Fotouhi
Janice M Dorizensky
Phillip Gaines
Nicolas Soldi
Andrew Tan
Stephan Delgado
Armando Lopez Castro
Matt Briseno
Elizabeth Williams
Regina Allen
Diana Li
Jose Javalera
Phillip Sukke
Clifford Scott
Gabriella Flores-Patino
Jeff Seifert
James Vigus
Daniel Kramer
Rene Mejia
Adam Burke
Cameron Daly
Christopher McClure
Wing Ly
Cynthia Edwards
Gregory Knight
Sydney Saari
Mark Timken
Kevin Valencia
Alva Svoboda
Elisabeth X
Michael Griffiths
William ONeill
Omar Escarcega
Moises Espinoza
Mike Zamora
Milton A Ceballos
Mark Westover
Jenne Marquez
Nelly Galindo
Laura Fosbender
Kate Feeney
Bianka Oliver
Ari Shakked
Rachel Silberstein
Mari Medrano
Olivia Cowen
Anthony Carnesecca
Ian Kelly
Adan Zamudio
Hannah Berelson
Carmen Chavez
Derek Durham
James Dolorfino
Melissa Barall
Derek Levoit
Erin Coburn
Brian Cooley
David Piza
Edson Espinoza
Munkhtuya Mika Jimseekhuu
Sachiko Moran
Catherine Davila
Bridget Davies
Kheng Sok
Charlie Rockman
Benjamin Terrell
Ben Thompson
Ian Mountjoy
Danny P Bains
Nicole Parker
Chelsea Harman
Jaime Jimenez
Be Linda Nichols
Kim Saminathen
Paz Navarro
Jesus Garibay
Aura Castanon
Jon Stearns
Lyndia Kay Turner
Delorean Fleetwood
Rodney Masarirambi
Julian Duhe
Marques Tracy
Ford Higgins
A Merid
John Rukavina
Jacqueline Bryant
Francisco Sanchez
Kim Tram
Kenichi Nozaki
John & Kim Scott
Megan Burke
Scott Godfrey
Evan Washington
Patricia Mancini
Don Sturken
Joan Dark
Melissa Brown
Stephanie Malfatti
Brenda Colburn
Darton Ito
Brian Ford
Jeff Roest
David Tom Cooke MD

Justin Lyon
Graham Nolan
Colleen Saeturn
Donald Smith
Melissa Camacho
Joel Finley
Sam Bookin
Mindy Maciey
Darren Ruiz
Christopher Placencia
Sal Sanchez
Vatche Donikian
Uriel De La O
Luis Martin Calixto Padilla
Shayne Del Cohen
Michel Sylvester
Alejandro Vilchez
Hilary Davis
Benjamin Frazier
Albert Wang
Kristen Wall
Debbie Rossi
Christine Guiao
Letty Morris-Scott
Jessica Malone
Adan Granados
Nancy Calhoun
Ruben Ramirez
Siu Hang Leung
Martha Evans-Holm
Wendy O'Malley
Dominick Gonzalez
Michael Malekzadeh
Jane Yam
Fausto Villegas
Keith Bullock
Jason Maggio
Adam Stiles
Mike Dowling
Jon Neong
Sanjay Narayan
Adam Lewis
Jacob K
Abraham De La Cruz
Gina B
Tanay Kothari
Gabriel Guisado
Beverly Tilson
Michael Yamaguchi
Vajih Khan
Victor Bright
Blake Jackson
John Borba
Sonja Rongstock
Danica Bogicevic
Khris Danielson
Megan Hunter
Munro Le-Truong
Garrett Gonzales
Rachel LaSala
Denise Nucum
Fifi Kara
Bill Kim
Catherine Howard
Scott Nunnery
Leonardo Hernandez
Seiji Minowada
TJ Markray
Anthony Griffith
Mark Griffin
Amy Jones
Henry Pablo Matias
Luigi Fu
Tomas Schoenberg
James Morgan
Ronangel Rojas
Corey Dailey
Benny Silva
Paul Smith
Chris Lonsdale
Pete Laverick
Jason Sheppard
David Ng
Enkhtur Sanjmyatav
Ken Lu
Patricia Camacho
Lisa McCorkell
Angel Robles
Lin Htet Kyaw
Manny Canales Jr
Jennifer Low
James Garcia-Prats
Clint Fuhrman
Reynaldo Rios
Sebastian Valdes
Torstein Rehn
Mayra Valencia
Christopher Amendano
Adamma & Thien Chau
Lucien Kahn
Martha Saldana-Wolf
Keegan Pierce
Kimberly Schafer
Nathan Fraenkel
Mark V Osborne
Karen Hernandez
Shayla Pham
Anita Lang-Bakar
Dwight Lynn Jackson Jr
Russ Stoddard
Cordell Brown
Abhaya Koirala
Kara Carnahan
Barry Luong
Nick Brown
Michael Nguyen
R Reese
Anastacio Rivera
Mark Corso
Devin Nguyen
Les Russell
James Romer
Rick Rosenbaum
Ravinder Chauhan
Chris Linden
Royal Sparkes
Devon Gray
Dominic Charles II
Alan Montecillo
Matthew Mac Kinnon Hunt
William Tril
Anni Tilt
Matt Gallatin
Morgan White
Vanessa And Brandon Bortnick
Eduardo Arceo
Ralph Lupian
Robert Hirata
Jody Sanford
Noah Kahn
Victor Arceneaux
Patrick Gould
Elaine Wida
Emily Silagon
Egon Schiele

Derius Wesley
Adam Abrons
Ed Duran
Kelly Sopher
Todd Kelly
Charlyn Armstrong
Russell Mansky
Tommy Acton
Juan Pablo Arenas
William Torres
Monica Tarbuskovich
Nancy De Guia
Ryan Singel
Anthony Silva
Thomas Hayes
Onyeka Ossai
Andy Cohn
Talia Moore
Mark Martinez
Ulrika Caballero
Danay Weldegabriel
Kiana Smith
Derek McKinney
Mohamed Bacchus
Roberto Martinez
Scott Olsen
George A Brewster
Angie Harris
Kellie Anderson
Guillermo Useche
Sean Uyehara
Sonya Wallick
Sean Cavalieri
Venecia Sefah
Joanna Condon
Carlos David Ramos
Steve Mendoza
David Shor
Morris Dye
Melissa Phillips
Richard Nery
Joseph Squeri
Sara Martinez De Osaba
Ryan Brown
Mel Simburg
Ursula Liang
Daniel Baldocchi
Bryan Zamora
Brent Faville
Carlos Rangel Ramirez
Robert Freiri
Oakland Marathon
Heather Rothenberg
Will Toomey
Dino DeSantis
Monica Gomez
Karen L Cox
Crystal Bhibalkul
Miguel Alderete
Erik Chan
Robb KAPLA
Tom Sweezy
Jeffrey W Smick
Aspen Maiden
Juan José Macias
David Furfaro
Katy Wafle
Chris Balmes
Nathan Burkhardt
Jessica Quezada
Christopher Brown
L P Jr.
Tina Labaro
Abril Rodriguez
Priya Sandhu
Dustin Kayser
Harvey Jimenez
Juan Carlos Menendez
Miguel Velazquez
Andrew Snow
Jessica Ellison
Philip Jenvey
Richard Conner
Bradley Lawrence
Affe Tomtom
David Rosenthal
Roberto Figueroa
Oliver Snow
Monica Mc Carthy
Benjamin Hagan
Mario Penera
Chris Celio
Roger Huwe
Mesha Orion Phillips
Erica Hewitt
Teresa Jaime
Justin Barton
Zachary Bezold
Kyle Martin
Andy Imboden
Jeffrey Gore
Craig Schiller
Marcia Benjamin
Christopher John Baarde
Don Woods
Ariana Wolf
Tyler Gates
Barbara Darden
Napoleon Selim
Hector Perez
Radawn Alcorn
Margaret Schultz
Alfonso Gomez Perez
Gavin Downs
Nathalie Raiz-Anaya
Brenda Macias Gamez
Ricardo Rivera Ayala
Michael Capperauld
Jennifer Williams
Peter Hayes
Jose Olivarez
Donna Clifford
Tanisha Randhawa
Rob Palmer
Jonathan Winger
Landon Hill
Alice Chen
Karl Fandrey
Crystal Silva
Cj Peters
David Feld
Aubra Levine
Xiaochan Zhao
Cecilia & Richard De Leon
Steve Chinn
Alicia Smith
Chris Jones
Erica Younge
Nicholas Berger
Matthew Bilotti
Michael BUTTERFIELD
Joel Sok Sohn
Trish Chapman
Darryl J Williams Sr
Kenneth Collins II

Michael De Unamuno
Mark Scott Greene
Malik Abel
Marcus Arnold
Philip France
Brett Drucker
Bernard Chung
Jonathan Lemon
Jeff Werner
Danny Urquia
Alan J Macias Garza
Martin Bond
James Winterbottom
Denisse Calixto
Connor Murphy
Ted Garfinkle
Alicia Boiteux
Alicia Paez
Anna Marie Dunn
Raynette Page
Malaysia Alcorn
Daniel Bugarin
Niall Smillie
Michael Van Vaerenbergh
Benoit Majerus
Yolanda Roberts
Ricky L Nance
Ethan Giesige
Ashley Torres-Delgado
Bradley Miller
Julio Cortes
Justin Almanza
William Hasty
Niall Coppinger
Vincent Hart
Steven McGahan
Luke Prince
Cynthia Leos
Rajan Gill
Evan Schwartz
Brian Baker
Dawn Hatch
Mothusi Pahl
Leticia Navarro
Joe Wachtveitl
Braden Grawrock
Todd Saran
Kevin Dunn II
Napua Holgerson
Mike Lodge
Jeffrey Casimere
Howard Oliver
Pieter Pype
Erin Kerrison
Adam Yagiz
Sohail Amatya
Chelsea Simpson
Rick H
Matt Aguiar
Susan Terese Miller
Luis Aguirre
Alea Gage
Joseph Stanford
William Castellon
Daniel Wilkins
Jose Mendoza
Andrew P Goddard
Hashimoto Wolff
MARIA C PEREZ
Denzil Streete
Marcus Turner
Hector Geronimo
Salvador Rivera
Jason Sacks
Alice Thomas
Nicole M Hess Diestler
Juan f Ortiz llamas
Sarah Gully
Michael Pascarello
Ryne Anthony
Angel Cardenas
The Town Athletics , Caitlin & Tinu
Aaron Amgott-Kwan
Susanne Polos
Francisco Rodriguez
Aurelio Alejo
Stephanie Macias
L L
Nicholas Privitera
Kimberly Curran-Merz
Norman Grant III
Gregory Hebert
Maria Victoria Montilla
Barbera Bushong
Ricardo Perez
Jeanine Valdez
Justin Daniel Knepp
Allison Coats
Katy Wisniewski
Christopher Carlson
Bente Petersen
Stephanie Ruppenstein
Gary Green
Jenna Mahina
Charlie Caccamo
Molly Jameson
Michael Swanson
Louis Quindlen
Kevin Lee
Ricky Ruiz
Leonardo Ulysses Fernandez
Jason Gavino
Tom Bauer
Sam Kaplan
Antoinette Hamilton
Diosa Diaz
Keenia Bowden
Melynda Silvashy
Vivianna DiBello
Ana DeLeon
Yohannes Skoda
Ernesto Celis
Michael Whalen
Hunter Irvin
Andrew Stasium
Lynette Hasan Marshall
Nihal Shrinath
Jame Ana Ervin
Ryan Y
Verthis N Young Jr
Khadija Robinson
Jeffrey Arnold
Tom Eppenberger Jr
Michael Stanford
Paul Silver
Raj Sodha
Sergio Martinez-Ortuno
Gabriela Ilabaca
George Kannathumadam
Peter Bloom
Marcy Zelmar
Phyllis White-Ayanruoh
Adela Rodarte
Erik Christenson
Keith Alexander

Arley Hill
Noé Báez
Joe Sauve
Delainia Lowe
Holly Blair
Chad De Vries
Wilson Mendez
Anthony Busco
Viridiana Romero-Lopez
Zoila AMORT
Krista Hermawan
Karen Tellez
Eliot Tang-Smith
John Lyman
Monique Berlanga
Justin Sanchez
Randall Hicks
Lulit Bezuayehu
Ming LU
Mary Padilla
David Brandon Ford
Bryan Castro
Alemayehu Assefa
Matt W
Joshua Olsen
Mr. Carr (Teacher Of Antiquity)
Aaman Mengis
Asonda Fenese Adams
Cynthia Lo
Ruben Basulto
Ian Schweickart
Aaron Bauer
Eli Burk
Angel Alvarado Robledo
Patrick Jay Cabatic
Kristen Matsumura
Peter DePaschalis
Alejandro Aguilar
Jason Stinebaugh
Scott Morehouse
Daniel A. Perez
Brandon Krueger
Christy Ambrose
Briana Alvarado
Enrique MORALES
Michael Doherty
Justin Counts
Matthew Norwood
Sam Kauppinen
Mark Harris
James Scolamieri
Danielle Ramo-larios
Jennifer Wampler
Bob B
Sonya Leonard
Melissa Lockard
Marcie Low
James Lunquest
Nayeli Bernal
Dennis Stone
Mabel Neal
Federico Lupian
Janel Wellborn
Randall Arnold
Maya Shimberg
Steven Hendrey
Jude Austin
Alex A Ruiz
Greg Vallarino
Eli Ross
Bob Roat
Jack Bolla Morris
John Walters
Ob Chadwick
Darren Kuhlman
Denis Patrick Barrett
Garrett Jay
Amy Fauria
Nate Roter
Nasir Allah
Lisa Bonta Sumii
Plamen Micovic
Natalie Mazanowski
Warren Chen
Sarah Robbiani
Amy Waters
Courtney LeGates
Soraj Prathnadi
Jack Nestler
Mishalai Whittle
Johnson AKINBODUNSE
Eduardo Rodriguez
Ajai Pillai
Carla Gilbert Keener
Douglas Darden
Lian Alan
James Moreno
Karen Wolfe
Victoria Augustus
Mark Dias
William Marion
Jonathan Long
Matthew Toomey
Chris Fajardo
Lee Willmott
Bill Blatchley
Nicole Harper
Grant Long
Matthew Kuebler
Scott Reynick
Issam El Ayadi
Melissa Bosem
Ashton Vandemark
Michael Randall
Dana Loeffler
Sherry Kassenbrock
Gregory Trevigne
Joseph Albach
Jesus Miramontes
Summer Johnson
Byron Lee
Pernell Johnson
Brittany Ladion-Lucero
Holly Finertie
John Busco
Matt Wong
Jeffrey Ng
Bobby L Meneses
Arturo Acosta
James Fernandez
Leslie Lava
Cheryl Kay Chase-Brinkman
Benjamin Lum
Robert Bingham
Louis A. Vargas
Lara Trale
Deborah Boskin
Marlene Wilson
Mark Anthony Snowden
Kennedy Solomon
Bette Epstein
Sam Crick
Brett Johnson
Michlene Cotter
Kevin Rockmael

Mike Zimmer
Gabriela Martinez
Xavi P. Hernandez
Thomas Bautista
Robin Stearns
Lori Sasaki
Evan Cusick
Philip Weverka
Chi Yin Tse
William De Guia
Miguel Canizares
Karina Rodegeb
Nubia Donikian
Kenneth Keenan
Preston Kilgore
Ismael Plasencia
Michelle D Prince BOWERS
Kurtis Grannis
Jerry Osasu Ebomonyi
Allison De Vera
Briana Vasquez-Ortiz
Patrick Robinson
Sanz Savage
Dylan Devine
Josh Johnson
Antoine Brown
Vartan.Group GmbH
Gregory Vilce
John Andrews
Norton Green
Nathaniel Puckett
Stephen Lucero
Sarah Schiek
Mario Delgado
Sherlene Ridenour
Michael Masashi Miumi
Fernando Flores
Jn Crittondon
Alethia Walker
Loren R. Mariscal
Rachael Melin
Eric Tao
Helene Byrne
Pat Hansen
Willy Valera
Leonard Ash
John Schember
Grace Teics
Andrew Trapani
Jonas Willett
Salvador Avelar
Jeremy Magan
Jordan Estreito
Bennett Williamson
Timothy Garcia-Prats
Randy Leo Vittetoe
Blake H
Grady Buhl
Sydney Paderna
Ingrid Jacobson
Rachel De Los Santos
Grant Farrington
Soo Hyun Han-Harris
Matthew Cunningham
Gretchen Scholtz
Shannon Siegel
Nehemiah Blackburn
Zach Cheng
Alan Orthmann
Pratik Sachdeva
Michael Pergam
Ariana Garner
Monica Calzada
Margarita Neira
Dana Dilks
Keijo Tanhuanpaa
Maxwell Stein
Kyle Cairel
Annmarie Bustamante
Alex Ruiz
Russell Champa
Jennifer Turner
Dan Buschmeyer
Ryan Cheyne
Camille Hardin
Julian Manuel Valle
Alex Strader
East Lake Barber Shop
Joyce Nortey
Deborah Kang
Marika Minczeski
Gabriel Griego
Yaquelin Valencia
Bruce Goldberg
Raymond Smith
Zulma Navarro
Joie Toscano
Zach Fleet
Anant V Ahuja
Coby Joseph Moscowitz
Kathryn Lybarger
Michael Schinaman
Martin Gravely
Joshua Hardester
Jonah Freedman
Mahika Rangnekar
Ana Alvarado
M Ty
Van Hong
Jeremi Pinthon
Stacey Ver
Ramiro Torres Jr
Jessica Becerra
Donald Lattanzi
Daniel Naito
Beryl C Cotton
Kyra Mungia
Shirley Rose
Karen Padilla
Ashley Dunning
Samuel Letson
Kenneth Kong
Rachel Baker
Jorge Camarena
Damaune Journey
Manuel Sarellano
Grayson Maxwell
Roscoe Daniels
Patty W
Manish Singh
Laurie Reynolds
Kent Brown
Omri Paran
John Kerns
Hannah Guletz
Jorge Camarena
Carol To
Henry Brown
James & Kathy Lee
T.M. Scruggs Jr
Paul Kinney
Taylor Crossland
Sompaos Lim
Matthew Vitale
Gail "G Leigh" Williams

Taylor Huttner
Donna Yvette Westlake
Sonia Lara
Chris Weidenbach
Lisa Puntillo
Jeanie Phan
Martha Rivera Valencia
Laura Margulius
Devin Taylor
Mark Waldron
Mary Forte
Shervin Khazen
Karen Sprinkel Ancelet
Neo Modise
Jose Carlos Padilla
Larissa Estes
Carol Jil Estes
Dana Mims
David Morris
Prasanna Rajan
Ben Rebiskie
Kimberly Munoz
Joyce Geipel
Gregg Jones
Jordan Nakayama
Deborah Brill
Eric Schell
Michael Frech
Inverleith Fruci
Rachel Scherrer
Andre Stankiewicz
Christina Dias
Barbara Cummings
Robert Valentine
Anthony Kvintus
Heather Loya-Castillo
Adrianna Q
Fernando Mora-Roman
Sally KAy
Stephen Condon
Katie Kobetsky

Maurice H Born
Fatou Aimee Tapsoba
Rosie Glenn-Finer
Irving Willis
Kimberley K Drew
Mike Coleman
Pamela Palitz
Kirk Mangum
Andrew Fedorowicz
Tanisha Clark
Jake Oxendine
Marichelle Alcantara
Isaac Rivera
Tanisha Brown
Dalton Aro
Eliza Velasquez
Allen Sogis-Hernandez
Ali Razawi
Robyn Brody-kaplan
Jenny Tsang
Jasmin "Jasko" Begovic
Dana Towsey
John Storost
Megan Mcquaid
Sarah Kidder
Brian Dowd-Uribe
James Winkel
Monica Garcia
Matt Millado
Brittany Nuno-pelayo
Francisco Marquez
Alex Webber
Justin Tice
Sam and Marina Munoz
Daniela Vilchis-Lent
Jared Stearne
Ishmael Kundidzora
David Garibaldi
Aileen Pagtakhan
George HART

Dyana Delfin Polk
Vincent Tong
Javier Miramontes Jr
Chris Loaiza
Brian Williams
Jason Wong
Jeffrey Johns
Andres Bustamante
Chiropractic Personal Trainer (Dr...
Diane Murphy
Leif Stevens
Laura Verduzco Flores
Marcus Johnson
Matthew Duncan
Jennifer Stoughton
Laurence Hardie
Tony Howard
Sunita Liggin
Jesse Palmer
Celeste Quintero
Theodo Richard Brown
Justin K Ang
Kim Tyler
Bonny Garcia-Morla
Levin Brothers
George McLaughlin
Eugene Lau
Emilio Navarro-Perez
Erik Guzinski
Tom Townsend
Linda Hamilton
Hector Miramontes
Colleen Brown
Jeffrey Young
Lauren Fitzgerald
Adam Grannis
Trevor O'Brien
Kennetha Newell
Stuart Seaborn
Jonathan Holley

James E. Carey
Christopher Weills
Rowena Lewis
Ian Rodriquez
Antonio Velazquez
Eloy Rivera
Ernesto Araiza
Paul & Sarah Roberts
Scott Brezee
Filiberto Perez
Brian Olatokunbo Akitoye
Joseph Maser
John Ricchio
Anthony Bald
Joanie Shepherd Mellows
Chace Palmateer
Alison Trumbull
Tim Weyland
Tiffini Chow
Jono Soglin
Nic Leo
Kevin Geipel
Ahkin Scott
Bryan Garcia
Marnie Webb
Susan Ahn
John Petrick
Ross Retzler
Amelia McMillan
Scott Harvey
Melody Verinsky
David Lieberman
Jasmine Baker
Armand Casañare III
Sam Eki
Rodolfo Rivera Jr
Roy Vega
Miko Akiya
Joshua Chang
Brooke Rosenberg

Heather Brown
Daniel Colby
Manuel Guerra
Pablo S
David Gardner
Tony Faranesh
Tomas Torres-tarver
Jeremy V Linebager
Scott Collins
Susie Wise
Henry Larkin
Jesse Cuevas
Richard Thompson
Sheryl Bregman
Aimer Mabalot
Allison Reyes
Kathy Medina
Antoine Jones
Micah Espina
Isaac Sun
Andrew Friedrich
Francesca Doyle
Glen Hayashi
Markey Washington
John Manuel
Cesar Viramontes
Brian Wrightson
Crystal Mark Venetti
James Venes
Deanna Dudley
Nadya Sanchez
Chris Pastena
Laura Swandel
Nyaradzo Kundidzora
Jural J. Sheppard
Jackson Stephens
Mateo Johns
Tori Bailey
Justin Sibley
Alonzo Stephens

Angela Kidd
Matthew Forsythe
Mercedes Guerra
Tom Webster
Chris Kalmmer
Carmen Rivera Cardoza
Curt Johnson
R DC
Salvador Ramos
Elias Posada
David Don
Leroy Sanders
Richard Henriquez
Lars Larson
Carlos Johns
Scott Sanchez
Elijah Esquibel
Ben Lukas
Jake Texara
Carolyn Hartnell
Jeremy Castro
Eric Geipel
Carrie Maultsby
Marco Marco
Brianna Lister
Christina Luster
Beth Manning
Juan Lepe
Shoshana Carter
Robert Marcus
Henry Carey
Kevin Szymanski
Latwaunia S Rogers
Stephanie Johnson
Timothy J Cantillon
Jack Bogle
M P
Connie Whorton
Michael Song
Jake Suggs

Thank You!

From the Oakland Roots and Soul Sports Club Team



Edreece Arghandiwal

Cofounder and Chief Marketing Officer

First-generation Afghan-American born in Oakland, raised in the Bay Area. Creative entrepreneur who blends big ideas with social purpose who studied at UC Davis and earne...



Mike Geddes

Cofounder and Chief Purpose Officer

The first Chief Purpose Officer in American pro sports, former BBC journalist with 20+ years in pro soccer as a reporter, non-profit executive, founder and CEO in...



Akilah Cadet

Partner + Owner

Lives in and loves Oakland, known for dismantling white supremacy, Author, Producer Founder and CEO of Change Cadet, Forbes Next 1000 Entrepreneur with her work is...



Lindsay Barenz

President

One of the first female Presidents in the USL Championship, an entrepreneur, LGBTQ+ advocate, campaign...



Jordan Ferrell

Technical Director

Jordan is from Stockton, CA and played his college soccer in the East Bay. He has coached at the youth, college, and pro levels....



Steven Aldrich

Chair

Former Chief Product Officer at GoDaddy, board member for multiple public and private companies, entrepreneur and...

Details

The Board of Directors

Director	Occupation	Joined
Barney Schauble	Advisor, investor @ Self-employed	2018
Edreece Arghandiwal	Chief Marketing Officer @ Oakland Pro Soccer LLC	2018
Mike Geddes	Chief Purpose Officer @ Oakland Pro Soccer LLC	2020
Steven Aldrich	Advisor, investor @ Self-employed	2018

Officers

Officer	Title	Joined
Mike Geddes	Chief Purpose Officer	2020
Jill Fracisco	Chief of Staff	2019
Jordan Ferrell	Technical Director	2019
Lindsay Barenz	President	2022
Edreece Arghandiwal	Chief Marketing Officer	2018
Steven Aldrich	Chairman	2018

Voting Power

Holder	Securities Held	Voting Power
Steven Aldrich	192,426 Includes Class A (OPS), OSOF units as if converted, and convertible debt as if fully converted	20.8%
Barney Schauble	391,076 Includes Class A (OPS), Class C (OPS), OSOF units as if converted, and convertible debt as if fully converted	42.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2018	$525,035	LLC Units	Section 4(a)(2)
12/2019	$3,333,333	Class C Units	Section 4(a)(2)
05/2020	$285,200		Other
06/2020	$3,333,333	Class C Units	Section 4(a)(2)
08/2020	$3,093,334	Class C Units	Section 4(a)(2)
11/2020	$2,200,000	Class C Units	Section 4(a)(2)
01/2021	$412,535		Other
02/2021	$3,333,333	Class C Units	Section 4(a)(2)
12/2021	$4,612,758	Class C Units	Section 4(a)(2)
03/2022	$4,194,063	Class C Units	Section 4(a)(2)
12/2022	$357,200	Preferred Stock	Section 4(a)(2)
12/2022	$2,590,000	Preferred Stock	Section 4(a)(2)
06/2023	$3,703,313	Class C Units	Section 4(a)(2)
06/2023	$593,891	Class C Units	Section 4(a)(2)
10/2023	$565,000	Preferred Stock	Section 4(a)(2)
11/2023	$3,109,605		4(a)(6)
12/2023	$7,450,000		Section 4(a)(2)
12/2023	$3,000,000		Section 4(a)(2)
01/2024	$670,000	Preferred Stock	Section 4(a)(2)
04/2024	$1,000,000		Section 4(a)(2)
06/2024	$3,664,975	Preferred Stock	Section 4(a)(2)
08/2024	$1,400,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/11/2023	$7,450,000	6.8388%	0.0%	None	12/02/2027
12/15/2023	$3,000,000	6.8377%	0.0%	None	12/02/2027
04/24/2024	$1,000,000	6.83%	0.0%	None	03/31/2029
08/08/2024	$1,400,000	6.83%	0.0%	None	12/02/2027

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA - PPP loan	05/11/2020	$285,200	$0	1.0%	05/11/2021	
SBA - PPP Second Draw Loan	01/31/2021	$412,535	$0	1.0%	02/01/2026	

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class F Units	43,232	43,232	Yes
Class A Units	63,565	63,565	Yes
Class C Units	823,374	823,374	Yes

Warrants: 0
Options: 0

Form C Risks:

Steven Aldrich is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

League
The Company operates mens' and womens' soccer franchises that compete in the United Soccer League (USL), including the USL Championship, USL L2, USLW League, and the USL SuperLeague. Those leagues compete for employees, players, and fans with a number of other soccer leagues in the US and globally. There is a risk that the leagues may not be successful and therefore the Company may be unable to continue operating.

Facilities
Stadium Lease. The Company leases the use of a stadium; it does not own its own stadium. The lease at Cal State Hayward for the Roots is only for 2023 and there is a plan for construction to occur at the stadium in 2024. The lease at Merritt College for Soul is for 2023 only. The team also has an existing lease at Laney College through 2024 although we are not currently playing there. These leases are a source of revenue for these stadiums, but there is no guarantee that the leases will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease not be renewed or should the Company and the facilities' owners fail to come to agreement on a

Company's lease not be renewed or should the Company and the facilities' owners fail to come to agreement on a new lease, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, lease terms, or revenue stream opportunities.
Practice Facilities. The Company leases the use of a practice facility; it does not own its own practice facilities. The existing practice facility is up for sale this summer and the Company may not be able to stay in the facility after the sale. If we need a new location, the options are limited as we need acres of space for multiple teams, indoor facilities, and parking.

Intellectual Property
The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fails to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

Brand / Reputational Risk
The company's brand and image are integral to its success. There is the potential for a mistake to create negative publicity, customer dissatisfaction, or social media backlash that could damage the Company's reputation and impact its relationships with the community, fans, players, political figures, and financial results.

External environment
Unfavorable weather, forest fires and the associated smoke, earthquakes and other natural disasters could impact the Company's success because we play games in venues where people need to gather to generate revenue and those events could lead to the postponement or cancellation of games.
Completing real estate projects critical to the Company's future success will require cooperation from a number of stakeholders, including city, county, and state politicians, community groups, financial backers, educational institutions, unions, and others. The number of different viewpoints and potential objectives could lead to failure of anticipated projects.
The ongoing COVID-19 pandemic and future public health issues poses significant risks to competitive athletics, including the risk of actions that may be taken by government authorities to contain the outbreak, including the imposition of limitations on fan attendance and potential shutdowns and the lost revenues associated therewith. The impact on the Company's fans, sponsors and suppliers, other impacts to the business, and our ability to sufficiently manage and mitigate the strategic and operational impact of such events cannot be predicted and could have a negative impact on the Company.

Structure and Control of the Company Control of the Company and all of its operations are, and will remain, solely with its Officers, Directors, and Managers. Investors must rely upon the judgment and skills of such persons. The Company's objectives balance community impact, employee well being, competitive success, and financial results. For example, a decision may be made to pursue a community benefit and allocate resources towards that impact instead of returning profit to unitholders. Units in the Company will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from applicable state and federal registration requirements, which exemption prohibits any transfer of your units for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the Company's units. As a result, you will not be able to liquidate your investment in the units and therefore, should be prepared to assume the risks of an investment for an indefinite period of time. While the Company's Board and Managers will engage investors on a broad variety of club matters, the investors in this offering have limited voting rights and will need to rely on Managers for all decisions relating to the day to day operation. The investment in the Company is structured through a special purpose entity that is managed by a "Lead Investor." Although the Lead Investor is required by law to vote the units in the SPV according to the directions of the investors, investors will not be able to directly vote their units. Accordingly, you should not invest in this offering unless you are willing to entrust your voting rights to the Lead Investor. Payment of dividends. The Company is not required to, and there is no guarantee that the Company will pay dividends in any year.

Management / talent
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business
The Company depends on the services of key employees, whose knowledge of Oakland, professional soccer, and the local soccer ecosystem would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. We are in a competitive market for talent and the loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company loses the services of these people and the Company is not able to attract and retain qualified replacements.

History of Losses
Company has a limited operating history. The Company was formed in July 2018 and has been operating with full time staff since early 2019. The Company has not produced a profit since its founding. There is no assurance that the Company will ever produce a profit. As a relatively new enterprise, the Company is likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.
Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

Fundraising The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have a longer operating history, greater financial resources, management experience and market share than the Company has. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not reach profitability if it cannot compete successfully with other businesses.
The Company will need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Competition
The Company faces competition from many Bay Area teams, in soccer (e.g., SJ Earthquakes, the recently announced Bay FC women's team, along with many other youth, amateur, and collegiate teams) and other sports, both professional and amateur. We also compete for attendance, viewership, and advertising revenue with a wide range of other entertainment and recreational activities available to potential fans. There can be no assurance that the Company will be able to compete effectively, including with companies that may have greater resources than it.

Legal / Regulatory Risks

There are a significant number of local, state, and federal laws and regulations that apply to our business. We are a small team that relies mainly on software and advisors to stay in compliance with those laws and regulations. Non-compliance with laws, regulations, or changes in government policies can lead to penalties, lawsuits, or business interruptions.

Cyber Risk / Data Privacy
We rely on a number of digital media services, SaaS software, and data stored in various internet services. Investors should be aware of the significant cyber risks in today's digital landscape, including unauthorized access, data breaches or disclosure, fake and manipulated images and news, and sophisticated cyberattacks. If the Company were to experience an intentional cyber attack or an unintentional error in one of these areas, the Company may suffer financial loss, reputational damage, legal non-compliance, and operational disruption.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Oakland Pro Soccer LLC

California Limited Liability Company
Organized July 2018
50 employees
2744 E 11th Street
Oakland CA 94601 https://www.oaklandrootssc.com/

Business Description

Refer to the Oakland Roots and Soul Sports Club profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Oakland Roots and Soul Sports Club has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...

SUBMIT


You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.